FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. Final Results

AstraZeneca
8 February 2024
FY and Q4 2023 results

Strong growth and pipeline momentum with three new medicines approved since the third quarter

Revenue and EPS summary

		FY 2023			Q4 2023
		% Change			% Change
	$m	Actual	CER[1]	$m	Actual	CER
- Product Sales	43,789	2	4	11,323	5	5
- Alliance Revenue[2]	1,428	89	89	424	69	67
- Collaboration Revenue2	594	(1)	(1)	277	75	74
Total Revenue	45,811	3	6	12,024	7	8
Total Revenue ex COVID-19	45,488	13	15	12,036	16	16
Reported EPS	$3.84	81	96	$0.62	7	5
Core[3] EPS	$7.26	9	15	$1.45	5	7

Financial performance for full year 2023 (Growth numbers at CER)

‒    Total Revenue $45,811m, up 6% despite a decline of $3,736m from COVID-19 medicines[4]

‒    Excluding COVID-19 medicines, Total Revenue increased 15% and Product Sales increased 14%

‒    Double-digit Total Revenue growth from Oncology 21%, CVRM 18%, R&I 10%, and Rare Disease 12%

‒    Core Product Sales Gross Margin[5] of 82%, up two percentage points, reflecting the decline in sales of lower margin COVID-19 medicines

‒    Core Operating Margin of 32% increased by two percentage points including the previously announced gain from an update to the contractual relationships for Beyfortus, totalling $712m and recorded as Core Other operating income. In the quarter, higher SG&A expense drove lower operating margins, partly due to phasing of expenses and increased investment in launches for Airsupra, Wainua and Truqap

‒    The Core Tax Rate for the year was 17%. In the fourth quarter, the tax rate was negatively impacted by reviews by tax authorities, administrative appeal processes and other adjustments, offset by a routine intragroup reorganisation of IP, leading to a tax rate of 10% in the quarter

‒    Core EPS increased 15% to $7.26

‒    Second interim dividend declared of $1.97 per share, making a total dividend declared for FY 2023 of $2.90 per share

‒    Total Revenue and Core EPS in FY 2024 are each expected to increase by a low double-digit to low teens percentage at CER

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:
 "As AstraZeneca celebrates its 25th anniversary, we are pleased to report another year of strong financial performance and scientific progress, with double-digit earnings growth, and investment in exciting areas of science, including antibody drug conjugates and cell therapies, that lay the foundations for long-term success.

We expect another year of strong growth in 2024, driven by continued adoption of our medicines across geographies. Our differentiated and growing portfolio of approved medicines, global reach and rich R&D pipeline give us confidence that we will continue to deliver industry-leading growth."

Key milestones achieved since the prior results announcement

‒    Three first approvals for new molecular entities: Truqap (capivasertib), Wainua (eplontersen), Voydeya (danicopan)

‒    US approvals for Truqap plus Faslodex in HR-positive, HER2-negative advanced breast cancer with biomarker alterations (CAPItello-291), and Wainua for ATTRv-PN (NEURO-TTRansform). China approvals for Imfinzi in mBTC (TOPAZ-1) and Beyfortus for prevention of RSV in infants (MEDLEY/MELODY). First approval, in Japan, for Voydeya, as an add-on therapy to Ultomiris or Soliris for PNH with EVH (ALPHA)

‒    Enhertu granted Priority Review in the US for patients with metastatic HER2-positive solid tumours

Guidance
The Company issues its Total Revenue and Core EPS guidance for FY 2024 at CER, based on the average foreign exchange rates through 2023.

Total Revenue is expected to increase by a low double-digit to low teens percentage

Core EPS is expected to increase by a low double-digit to low teens percentage

‒    Collaboration Revenue is expected to increase substantially, driven by success-based milestones and certain anticipated transactions

‒    Other operating income is expected to decrease substantially (FY 2023 included a $241m gain on the disposal of Pulmicort Flexhaler US rights, and a $712m one-time gain relating to updates to contractual arrangements for Beyfortus)

‒    The Core Tax rate is expected to be between 18-22%

The Company is unable to provide guidance on a Reported basis because it cannot reliably forecast material elements of the Reported results, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the cautionary statements section regarding forward-looking statements at the end of this announcement.

Currency impact
If foreign exchange rates for February 2024 to December 2024 were to remain at the average rates seen in January 2024, it is anticipated that both FY 2024 Total Revenue and Core EPS would incur a low single-digit adverse impact versus the performance at CER. The Company's foreign exchange rate sensitivity analysis is provided in Table 19.

Investor Day
AstraZeneca will host an Investor Day on 21 May 2024.
For more information, see www.astrazeneca.com/investor-relations.html .

Table 1: Key elements of Total Revenue performance in Q4 2023

% Change

Revenue type	$m	Actual %	CER %
Product Sales	11,323	5	5	∗ Excluding COVID-19 medicines, Q4 2023 Product Sales increased by 14%
Alliance Revenue	424	69	67	∗ $281m for Enhertu (Q4 2022: $188m) ∗ $80m for Tezspire (Q4 2022: $37m) ∗ $41m for Beyfortus (Q4 2022: $nil)
Collaboration Revenue	277	75	74	∗ $245m Lynparza regulatory milestone (Q4 2022: $105m) ∗ $27m Beyfortus sales milestone (Q4 2022: $nil)
Total Revenue	12,024	7	8	∗ Excluding COVID-19 medicines, Q4 2023 Total Revenue increased by 16%
Therapy areas	$m	Actual %	CER %
Oncology	4,989	23	24	∗ Strong performance across all key medicines and regions
CVRM	2,702	18	18	∗ Farxiga up 36% (35% at CER), Lokelma up 38%, roxadustat up 27%, Brilinta declined 5% (4% at CER)
R&I	1,675	13	13
∗ Fasenra up 10% (9% CER), Breztri up 72%. Saphnelo and Tezspire also continue to grow rapidly, partially offset by a 16% decline in Symbicort following entry of a generic competitor in the US in the third quarter

V&I	413	(64)	(66)
∗ $6m revenue from COVID-19 mAbs and -$17m for Vaxzevria, both resulting from historic contracts (Q4 2022: $734m and $95m respectively)
∗ Beyfortus $122m, including $41m of Alliance Revenue for AstraZeneca's share of gross profits outside US, $27m of Collaboration Revenue for a sales milestone and $54m of Product Sales from product supplied to Sanofi

Rare Disease	1,971	9	9	∗ Ultomiris up 39% (38% at CER), partially offset by decline in Soliris of 15% (13% at CER) ∗ Strensiq up 12% (13% at CER) and Koselugo up 46% (48% at CER) reflecting strong patient demand
Other Medicines	274	(33)	(32)	∗ Nexium generic competition in Japan
Total Revenue	12,024	7	8
Regions inc. COVID-19	$m	Actual %	CER %
US	5,101	7	6
Emerging Markets	2,783	2	8
- China	1,382	16	16
- Ex-China Emerging Markets	1,401	(9)	2
Europe	2,880	25	17
Established RoW	1,259	(9)	(6)
Total Revenue inc. COVID-19	12,024	7	8	∗ Growth rates impacted by lower sales ofCOVID---19 medicines (see table below)
Regions ex. COVID-19	$m	Actual %	CER %
US	5,101	12	12
Emerging Markets	2,791	15	22
- China	1,382	16	16
- Ex-China Emerging Markets	1,409	14	27
Europe	2,884	33	25
Established RoW	1,259	4	8
Total Revenue ex. COVID-19	12,036	16	16

Table 2: Key elements of financial performance in Q4 2023

Metric	Reported	Reported change	Core	Corechange	Comments[6]
Total Revenue	$12,024m	7% Actual 8% CER	$12,024m	7% Actual 8% CER	∗ Excluding COVID-19 medicines, Q4 2023 Total Revenue increased by 16% ∗ See Table 1 and the Total Revenue section of this document for further details
Product Sales Gross Margin	80%	+6pp Actual +6pp CER	80%	+3pp Actual +2pp CER
+  In the prior year period, gross margins were reduced due to inventory write-downs and manufacturing contract terminations for Evusheld
∗ Variations in Product Sales Gross Margin can be expected between periods due to product seasonality, foreign exchange fluctuations and other effects

R&D expense	$3,073m	17% Actual 15% CER	$2,914m	15% Actual 14% CER	+ Increased investment in the pipeline ∗ Core R&D-to-Total Revenue ratio of 24%(Q4 2022: 23%) + Quarterly phasing impact
SG&A expense	$5,371m	16% Actual 16% CER	$4,034m	13% Actual 12% CER	+ Market development for recent launches and pre-launch activities ∗ Core SG&A-to-Total Revenue ratio of 34%(Q4 2022: 32%) + Quarterly phasing impact
Other operating income and expense[7]	$107m	-43% Actual -42% CER	$107m	-17% Actual -15% CER	‒ Discontinuation of brazikumab development
Operating Margin	10%	+1pp Actual +1pp CER	23%	Stable	∗ See Product Sales Gross Margin, expenses and Other operating income and expense commentary above
Net finance expense	$337m	7% Actual 3% CER	$259m	5% Actual 1% CER	+ Higher rates on floating debt and bond issuances + Increased Interest expense on income tax balances ‒ Higher interest received on cash and short-term investments
Tax rate	-7%	+9pp Actual +13pp CER	10%	Stable
‒   Intragroup purchase of intellectual property
+  Reviews by tax authorities, administrative appeals and changes to certain deferred tax balances
∗ Variations in the tax rate can be expected between periods

EPS	$0.62	7% Actual 5% CER	$1.45	5% Actual 7% CER	∗ Further details of differences between Reported and Core are shown in Table 14

Table 3: Pipeline highlights since prior results announcement

Event	Medicine	Indication / Trial	Event
Regulatory approvals and other regulatory actions	Truqap	HR-positive HER2-negative advanced breast cancer with biomarker alterations (CAPItello-291)	Regulatory approval (US)
	Imfinzi	Biliary tract cancer (TOPAZ-1)	Regulatory approval (CN)
	Wainua	ATTRv-PN (NEURO-TTRansform)	Regulatory approval (US)
	Beyfortus	RSV (MELODY-MEDLEY)	Regulatory approval (CN)
	Voydeya	PNH with EVH (ALPHA)	Regulatory approval (JP)
Regulatory submissionsor acceptances*	Lynparza	gBRCA breast cancer (adjuvant) (OlympiA)	Regulatory submission (CN)
	Lynparza + Imfinzi	Endometrial cancer (1st-line) (DUO-E)	Regulatory submission (US, EU, JP)
	Enhertu	HER2-expressing tumours (DESTINY-PanTumor02, DESTINY-Lung01, DESTINY-CRC02)	Regulatory submission (US), Priority Review (US)
	Enhertu	HER2+/HER2-low gastric (1st-line) (DESTINY-Gastric01)	Regulatory submission (CN)
	Imfinzi + Imjudo	NSCLC (neoadjuvant) (AEGEAN)	Regulatory submission (EU)
	Wainua	ATTRv-PN (NEURO-TTRansform)	Regulatory submission (EU)
	Fasenra	EGPA (MANDARA)	Regulatory submission (US, EU, JP)
	Ultomiris	NMOSD (CHAMPION-NMOSD)	Regulatory submission (US)
	Ultomiris	gMG	Regulatory submission (CN)
Major Phase III data readouts and other developments	Imfinzi	NSCLC (unresectable, Stg. III) (PACIFIC-2)	Primary endpoint not met
	acoramidis [8]	ATTR-CM	Primary endpoint met

*US, EU and China regulatory submission denotes filing acceptance

Upcoming pipeline catalysts
For a table of anticipated timings of key trial readouts, please refer to page 3 of the Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations.html.

Table 4: Phase III trials started since 1 January 2023

Medicine	Trial name	Indication
datopotamab deruxtecan	AVANZAR	NSCLC (1st-line)
	TROPION-Lung07	Non-squamous NSCLC (1st-line)
	TROPION-Breast04	Neoadjuvant/adjuvant triple-negative or HR-low/HER2-negative breast cancer
	TROPION-Breast05	PD-L1-positive locally recurrent inoperable or metastatic TNBC
camizestrant	CAMBRIA-1	HR-positive/HER2-negative adjuvant breast cancer
	CAMBRIA-2	HR-positive/HER2-negative adjuvant breast cancer
Truqap	CAPItello-292	HR-positive/HER2-negative advanced breast cancer
volrustomig	eVOLVE-Cervical	High-risk locally advanced cervical cancer
	eVOLVE-Lung02	mNSCLC (1st-line) with PD-L1 <50%
	eVOLVE-Meso	Unresectable malignant pleural mesothelioma (1st-line)
	eVOLVE-HNSCC	Unresected, locally advanced HNSCC
rilvegostomig	ARTEMIDE-Biliary01	BTC with curative intent
saruparib	EvoPAR-PR01	HRRm and Non-HRRm mCSPC
zibo/dapa	ZENITH High Proteinuria	CKD with high proteinuria
Saphnelo	DAISY	Systemic sclerosis
baxdrostat	BaxHTN	Uncontrolled, including treatment-resistant, hypertension
Tezspire	CROSSING	Eosinophilic oesophagitis
Breztri	LITHOS	Mild to moderate asthma
	ATHLOS	COPD
pMDI portfolio	HFO1234ze + Breztri	COPD
	HFO1234ze	Mucociliary clearance in healthy volunteers
	HFO1234ze	Asthma
tozorakimab	MIRANDA	COPD
ipavibart (AZD3152)	SUPERNOVA	COVID-19 prophylaxis
Ultomiris	ARTEMIS	Cardiac surgery-associated acute kidney injury
ALXN2220	DepleTTR-CM	Transthyretin amyloid cardiomyopathy
efzimfotase alfa (ALXN1850)	HICKORY	Hypophosphatasia

Corporate and business development

In December 2023, AstraZeneca entered into a definitive agreement to acquire Icosavax, Inc (Icosavax). The acquisition strengthens AstraZeneca's late-stage pipeline with Icosavax's lead investigational vaccine candidate, IVX-A12, a potential first-in-class, Phase III-ready, combination VLP vaccine that targets both RSV and hMPV. RSV and hMPV are both leading causes of severe respiratory infection and hospitalisation in adults 60 years of age and older and those with chronic conditions such as cardiovascular, renal and respiratory disease. Subject to the satisfaction of the conditions in the merger agreement, the acquisition is expected to close in the first quarter of 2024.

In December 2023, AstraZeneca entered into a definitive agreement to acquire Gracell Biotechnologies Inc. (Gracell), a global clinical-stage biopharmaceutical company developing innovative cell therapies for the treatment of cancer and autoimmune diseases. The proposed acquisition will enrich AstraZeneca's growing pipeline of cell therapies with GC012F, a novel, clinical-stage FasTCAR-enabled BCMA and CD19 dual-targeting CAR-T therapy, a potential new treatment for multiple myeloma, as well as other haematologic malignancies and autoimmune diseases including systemic lupus erythematosus. The transaction is expected to close in the first quarter of 2024, subject to customary closing conditions, including regulatory clearances, and Gracell shareholder approval.

In February 2024, AstraZeneca announced that it is investing $300 million in a state-of-the-art facility in Rockville, Maryland to establish life-saving cell therapy platforms for critical cancer trials and future commercial supply. To align with clinical trial timelines, the site will initially focus on pivotal clinical trial manufacturing of CAR-T cell therapies to meet current clinical supply demand. More than 150 new highly skilled jobs will be created to initially focus on manufacturing T-cell therapies to enable clinical trials to be conducted around the world. Over time, the site may expand its focus to support other therapy areas.

Sustainability highlights

Through the Sustainable Markets Initiative Health Systems Task Force, AstraZeneca announced an industry-first renewable power agreement in China together with four global healthcare leaders and renewable energy company Envision Energy, resulting in potential annual emissions savings of approximately 120,000 tonnes, the equivalent of taking 25,000 cars off the road. See the Sustainability section in this document for further details.

Conference call

A conference call and webcast for investors and analysts will begin today, 8 February 2024, at 11:45 UK time. Details can be accessed via astrazeneca.com.

Reporting calendar

The Company intends to publish its Q1 2024 results on 25 April 2024.

Operating and financial review

All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise. Unless stated otherwise, the performance shown in this announcement covers the twelve-month period to 31 December 2023 ('the year' or 'FY 2023') compared to the twelve-month period to 31 December 2022 (FY 2022), or the three-month period to 31 December 2023 ('the quarter' or 'Q4 2023') compared to the three-month period to 31 December 2022 ('Q4 2022'). References to 'first quarter', 'second quarter', 'third quarter' and fourth quarter' refer to the respective quarters in FY 2023.

Core financial measures, EBITDA, Net debt, Product Sales Gross Margin (formerly termed as Gross Margin), Operating Margin and CER are non-GAAP financial measures because they cannot be derived directly from the Group's Condensed consolidated financial statements. Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to understand better the financial performance and position of the Group on a comparable basis from period to period. These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures are adjusted to exclude certain significant items, such as:

‒    Charges and provisions related to restructuring programmes, which includes charges that relate to the impact of restructuring programmes on capitalised IT assets

‒    Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets

‒    Alexion acquisition-related items, primarily fair value adjustments on acquired inventories and fair value impact of replacement employee share awards

‒    Other specified items, principally the imputed finance charges and fair value movements relating to contingent consideration on business combinations, imputed finance charges and remeasurement adjustments on certain Other payables arising from intangible asset acquisitions, legal settlements and remeasurement adjustments relating to Other payables assumed from the Alexion acquisition

‒    The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 63 of the Annual Report and Form 20-F Information 2022.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the financial performance section in this announcement.

Product Sales Gross Margin (formerly termed Gross Margin) is calculated by dividing the difference between Product Sales and Cost of Sales by the Product Sales. The calculation of Reported and Core Product Sales Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue and any associated costs, thereby reflecting the underlying performance of Product Sales.

EBITDA is defined as Reported Profit before tax after adding back Net finance expense, results from Joint ventures and associates and charges for Depreciation, amortisation and impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the financial performance section in this announcement.

Operating margin is defined as Operating profit as a percentage of Total Revenue.

Net debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and Net derivative financial instruments. Reference should be made to Note 3 'Net debt' included in the Notes to the Condensed consolidated financial statements in this announcement.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca's financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Total Revenue

Table 5: Therapy area and medicine performance - Product Sales and Total Revenue

	FY 2023				Q4 2023
			% Change				% Change
Product Sales	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	17,145	37	17	20	4,453	37	19	19
- Tagrisso	5,799	13	7	9	1,419	12	6	6
- Imfinzi [9]	4,237	9	52	55	1,135	9	51	52
- Lynparza	2,811	6	7	9	741	6	8	8
- Calquence	2,514	5	22	23	675	6	15	14
- Enhertu	261	1	>3x	>3x	83	1	>2x	>3x
- Orpathys	44	-	34	42	11	-	n/m	n/m
- Truqap	6	-	n/m	n/m	6	-	n/m	n/m
- Zoladex	952	2	3	9	254	2	20	23
- Faslodex	297	1	(11)	(6)	79	1	7	7
- Others	224	-	(33)	(30)	50	-	(22)	(19)
BioPharmaceuticals: CVRM	10,585	23	15	18	2,698	22	18	18
- Farxiga	5,963	13	36	39	1,606	13	36	35
- Brilinta	1,324	3	(2)	(1)	329	3	(5)	(4)
- Lokelma	412	1	43	46	112	1	38	38
- roxadustat	271	1	38	45	63	1	28	28
- Andexxa	182	-	21	23	53	-	35	34
- Crestor	1,107	2	6	11	247	2	10	12
- Seloken/Toprol-XL	640	1	(26)	(20)	144	1	(8)	(3)
- Onglyza	227	-	(12)	(8)	47	-	(9)	(7)
- Bydureon	163	-	(42)	(42)	39	-	(46)	(47)
- Others	296	1	(19)	(17)	58	-	(30)	(31)
BioPharmaceuticals: R&I	6,107	13	6	8	1,590	13	10	10
- Symbicort	2,362	5	(7)	(4)	520	4	(16)	(16)
- Fasenra	1,553	3	11	12	420	3	10	9
- Breztri	677	1	70	73	199	2	72	72
- Saphnelo	280	1	>2x	>2x	89	1	86	86
- Tezspire	86	-	>10x	>10x	35	-	>9x	>8x
- Pulmicort	713	2	11	17	219	2	32	40
- Bevespi	58	-	-	-	15	-	6	4
- Daliresp/Daxas	54	-	(72)	(72)	13	-	(56)	(55)
- Others	324	1	(23)	(20)	80	1	13	14
BioPharmaceuticals: V&I	1,012	2	(79)	(78)	345	3	(69)	(70)
- COVID-19 mAbs	132	-	(94)	(93)	6	-	(99)	(99)
- Vaxzevria	12	-	(99)	(99)	(17)	-	n/m	n/m
- Beyfortus	106	-	n/m	n/m	54	-	n/m	n/m
- Synagis	546	1	(6)	(2)	164	1	(16)	(16)
- FluMist	216	-	24	17	138	1	20	11
Rare Disease	7,764	17	10	12	1,971	16	9	9
- Soliris	3,145	7	(16)	(14)	715	6	(15)	(13)
- Ultomiris	2,965	6	51	52	825	7	39	38
- Strensiq	1,152	3	20	21	305	3	12	13
- Koselugo	331	1	59	60	85	1	46	48
- Kanuma	171	-	7	8	41	-	(17)	(14)
Other medicines	1,176	3	(28)	(24)	266	2	(30)	(28)
- Nexium	945	2	(27)	(22)	209	2	(30)	(28)
- Others	231	1	(32)	(30)	57	-	(28)	(27)
Product Sales	43,789	96	2	4	11,323	94	5	5
Alliance Revenue	1,428	3	89	89	424	4	69	67
Collaboration Revenue	594	1	(1)	(1)	277	2	75	74
Total Revenue	45,811	100	3	6	12,024	100	7	8

Table 6: Alliance Revenue

	FY 2023				Q4 2023
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Enhertu	1,022	72	95	95	281	66	50	47
Tezspire	259	18	>3x	>3x	80	19	>2x	>2x
Beyfortus	57	4	n/m	n/m	41	10	n/m	n/m
Vaxzevria: royalties	-	-	n/m	n/m	-	-	n/m	n/m
Other royalty income	81	6	18	18	21	5	25	27
Other Alliance Revenue	9	1	6	9	1	-	>3x	>3x
Total	1,428	100	89	89	424	100	69	67

Table 7: Collaboration Revenue

	FY 2023				Q4 2023
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Lynparza: regulatory milestones	245	41	(31)	(31)	245	88	>2x	>2x
COVID-19 mAbs: licence fees	180	30	n/m	n/m	-	-	-	-
Farxiga: sales milestones	29	5	n/m	n/m	1	-	n/m	n/m
tralokinumab: sales milestones	20	3	(82)	(82)	-	-	-	-
Beyfortus: regulatory milestones	71	12	>2x	>2x	-	-	n/m	n/m
Beyfortus: sales milestone	27	5	n/m	n/m	27	10	n/m	n/m
Other Collaboration Revenue	22	4	(52)	(52)	4	1	(88)	(89)
Total	594	100	(1)	(1)	277	100	75	74

Table 8: Total Revenue by therapy area

	FY 2023				Q4 2023
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	18,447	40	19	21	4,989	41	23	24
BioPharmaceuticals	18,389	40	(8)	(6)	4,790	40	(3)	(3)
- CVRM	10,628	23	15	18	2,702	22	18	18
- R&I	6,404	14	7	10	1,675	14	13	13
- V&I	1,357	3	(72)	(71)	413	3	(64)	(66)
Rare Disease	7,764	17	10	12	1,971	16	9	9
Other Medicines	1,211	3	(31)	(27)	274	2	(33)	(32)
Total	45,811	100	3	6	12,024	100	7	8

Table 9: Total Revenue by region

	FY 2023				Q4 2023
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	19,077	42	6	6	5,101	42	7	6
Emerging Markets	12,025	26	2	9	2,783	23	2	8
- China	5,876	13	1	7	1,382	11	16	16
- Ex-China	6,148	13	3	11	1,401	12	(9)	2
Europe	9,611	21	10	8	2,880	24	25	17
Established RoW	5,099	11	(14)	(8)	1,259	10	(9)	(6)
Total	45,811	100	3	6	12,024	100	7	8

Table 10: Total Revenue by region - excluding COVID-19 medicines

	FY 2023				Q4 2023
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	19,077	42	14	14	5,101	42	12	12
Emerging Markets	11,830	26	12	20	2,791	23	15	22
- China	5,876	13	2	8	1,382	11	16	16
- Ex-China	5,953	13	24	35	1,409	12	14	27
Europe	9,597	21	19	17	2,884	24	33	25
Established RoW	4,985	11	1	8	1,259	10	4	8
Total	45,488	100	13	15	12,036	100	16	16

Oncology
Oncology Total Revenue of $18,447m in FY 2023 increased by 19% (21% at CER), representing 40% of overall Total Revenue (FY 2022: 35%). Lynparza Collaboration Revenue was $245m in FY 2023 (FY 2022: $355m) reflecting achievement of regulatory milestone for the US approval of PROpel and Enhertu Alliance Revenue was $1,022m (FY 2022: $523m). Product Sales increased by 17% (20% at CER) in FY 2023 to $17,145m, reflecting new launches and expanded reimbursement across key brands; partially offset by declines in legacy medicines.

Tagrisso

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	5,799	2,276	1,621	1,120	782
Actual change	7%	13%	3%	10%	(8%)
CER change	9%	13%	10%	8%	(1%)

Region	Drivers and commentary
Worldwide	∗ Increased global demand for Tagrisso in adjuvant (ADAURA) and 1st -line setting (FLAURA)
US	∗ Continued adjuvant and 1st-line demand growth
Emerging Markets	∗ Continued demand growth, partly offset by anticipated seasonality from hospital ordering dynamic in China
Europe	∗ Continued growth in 1st-line setting and increasing adjuvant demand
Established RoW	∗ Increased demand in adjuvant and 1st-line offset by continued impacts from HSR price reduction in Japan effective June 2023 and reclassification of Australian government rebates from Q4 2023

Imfinzi and Imjudo

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	4,237	2,317	360	758	802
Actual change	52%	49%	25%	39%	>2x
CER change	55%	49%	39%	36%	>2x

Region	Drivers and commentary
Worldwide	∗ Includes $218m of Total Revenue from Imjudo, which launched in Q4 2022 following approvals in the US for patients with unresectable HCC (HIMALAYA) and Stage IV NSCLC (POSEIDON)
US	∗ Continued demand growth from new launches in GI, including BTC (TOPAZ-1) and HCC
Emerging Markets	∗ Increased demand for new launches including BTC as well as continued demand for legacy indications: Stage III unresectable NSCLC (PACIFIC), SCLC (CASPIAN)
Europe	∗ Competitive share gain in SCLC and expanded reimbursement for BTC, HCC, Stage IV NSCLC and SCLC
Established RoW	∗ Growth driven by launch of BTC, HCC and Stage IV NSCLC in Japan

Lynparza

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	3,056	1,254	542	979	281
Actual change	2%	2%	11%	(3%)	5%
CER change	4%	2%	21%	(4%)	12%

Product Sales	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	2,811	1,254	542	734	281
Actual change	7%	2%	11%	12%	5%
CER change	9%	2%	21%	10%	12%

Region	Drivers and commentary
Worldwide
∗ Lynparza remains the leading medicine in the PARP inhibitor class globally across four tumour types (ovarian, breast, prostate, pancreatic), as measured by total prescription volume
∗ Following achievement of the regulatory approval for Lynparza PROpel in the US, AstraZeneca recognised $245m in milestone-related income from MSD in Q4 2023

US	∗ Continued share growth within PARP inhibitor class, offset by declining class use following the label restriction in 2nd-line ovarian cancer effective September 2023
Emerging Markets
∗ Increased demand, offset by price reduction in China associated with NRDL renewal that took effect March 2023 for ovarian cancer indications (PSR and BRCAm 1st-line maintenance) and new NRDL enlistment in prostate cancer (PROfound)

Europe
∗ Demand growth from increased uptake and new launches in 1st-line HRD-positive ovarian cancer (PAOLA-1), gBRCAm HER2-negative early breast cancer (OlympiA) and mCRPC (PROpel), offset by reduced use in 2nd-line ovarian cancer and pricing

Established RoW	∗ Growth driven by increased uptake in biomarker testing and use in 1st-line HRD-positive ovarian cancer, partially offset by market expansion re-pricing in Japan from November 2023

Enhertu

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	1,283	702	254	296	32
Actual change	>2x	73%	>3x	>2x	>4x
CER change	>2x	73%	>3x	>2x	>4x

Region	Drivers and commentary
Worldwide
∗ Combined sales of Enhertu, recorded by Daiichi Sankyo Company Limited (Daiichi Sankyo) and AstraZeneca, amounted to $2,566m in FY 2023 (FY 2022: $1,253m)
∗ AstraZeneca's Total Revenue of $1,283m in the period includes $1,022m of Alliance Revenue from its share of gross profits and royalties in territories where Daiichi Sankyo records product sales

US	∗ US in-market sales, recorded by Daiichi Sankyo, amounted to $1,472m in FY 2023 (FY 2022: $850m) ∗ Increased demand across launched indications offset by HER2-low bolus depletion in H2 2023
Emerging Markets	∗ Continued uptake driven by approvals and launches including strong demand growth in China following HER2-positive (DESTINY-Breast03) and HER2-low (DESTINY-Breast04) metastatic breast cancer launches
Europe	∗ Continued growth driven by increasing adoption in HER2-positive and HER2-low metastatic breast cancer
Established RoW	∗ AstraZeneca's Alliance Revenue includes a mid-single-digit percentage royalty on Daiichi Sankyo's sales in Japan

Calquence

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	2,514	1,815	98	493	108
Actual change	22%	10%	>2x	72%	58%
CER change	23%	10%	>2x	69%	65%

Region	Drivers and commentary
Worldwide	∗ Increased penetration globally; leading BTK inhibitor across key markets
US	∗ Sustained BTK inhibitor leadership across front-line and relapsed refractory CLL, partly offset by continued gross-to-net pressure within competitive class
Europe	∗ Continued growth supported by expanded access in key markets

Truqap

Truqap was approved in the US on 16 November 2023 in HR-positive HER2-negative metastatic breast cancer with one or more biomarker alterations (CAPItello-291) and regulatory submissions in other markets are ongoing. Strong initial launch demand resulted in $6m of Total Revenue in Q4 2023.

Other Oncology medicines

FY 2023	Change

Total Revenue	$m	Actual	CER
Zoladex	986	3%	9%	∗ Strong underlying growth in China and Emerging Markets offset by flat performance in EU and drop in Japan ∗ Australian government rebate reclassifications from Q4 2023
Faslodex	297	(11%)	(6%)	∗ Decline in China sales in fourth quarter due to supply issues, a consequence of short lead time of supply replenishment following VBP timeline changes
Orpathys	46	37%	44%	∗ Included in the NRDL in China from March 2023, for the treatment of patients with NSCLC with MET exon 14 skipping alterations
Other Oncology	224	(33%)	(30%)	∗ Generic competition

BioPharmaceuticals
BioPharmaceuticals Total Revenue decreased by 8% (6% at CER) in FY 2023 to $18,389m, representing 40% of overall Total Revenue (FY 2022: 45%). The decline was driven by COVID-19 medicines, partially offset by strong growth from Farxiga and R&I medicines.

BioPharmaceuticals - CVRM
CVRM Total Revenue increased by 15% (18% at CER) to $10,628m in FY 2023 and represented 23% of overall Total Revenue (FY 2022: 21%).

Farxiga

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	5,997	1,451	2,214	1,881	451
Actual change	37%	35%	33%	45%	28%
CER change	39%	35%	40%	42%	37%

Region	Drivers and commentary
Worldwide
∗ Farxiga volume is growing faster than the overall SGLT2 market in most major regions, fuelled by launches in heart failure and CKD
∗ Additional benefit from continued growth in the overall SGLT2 inhibitor class

US	∗ Growth driven by heart failure and CKD for patients with and without type 2 diabetes resulting in an increased market share. Favourable gross-to-net adjustment in Q4 2023
Emerging Markets	∗ Solid growth despite generic competition in some markets and strong momentum in Latin America, among other markets
Europe
∗ Benefited from the addition of cardiovascular outcomes trial data to the label and growth in HFrEF, CKD and the HFpEF approval in February 2023
∗ ESC guidelines updated in August 2023 to also include treatment of patients with HFpEF

Established RoW
∗ In Japan, AstraZeneca sells to collaborator Ono Pharmaceutical Co., Ltd, which records in-market sales
∗ Continued volume growth driven by HF and CKD launches, largely offset by generic launches in Canada in Q3 2023

Brilinta

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	1,324	744	285	271	24
Actual change	(2%)	-	-	(4%)	(49%)
CER change	(1%)	-	10%	(5%)	(47%)

Region	Drivers and commentary
US	∗ Flat sales but with volume growth driven by longer duration of treatment
Emerging Markets	∗ Holding market position despite generics pressure
Europe	∗ Sales partly impacted by clawbacks
Established RoW	∗ Sales decline driven by generic entry in Canada

Lokelma
Lokelma Total Revenue increased 43% (46% at CER) to $412m with strong demand growth in all regions.

Roxadustat
Total Revenue increased 37% (44% at CER) to $276m, benefitting from increased demand in both the dialysis and non-dialysis-dependent populations. NRDL listing renewed.

Andexxa
Andexxa Total Revenue increased 14% (15% at CER) to $182m.

Other CVRM medicines

FY 2023	Change

Total Revenue	$m	Actual	CER
Crestor	1,110	6%	12%	∗ Continued sales growth in Emerging Markets
Seloken/Toprol-XL	641	(26%)	(20%)	∗ Ongoing impact of China VBP implementation
Onglyza	227	(12%)	(8%)	∗ Continued decline for DPP-IV class
Bydureon	163	(42%)	(42%)	∗ Continued competitive pressures
Other CVRM	296	(19%)	(17%)

BioPharmaceuticals - R&I
Total Revenue of $6,404m from R&I medicines in FY 2023 increased 7% (10% at CER) and represented 14% of overall Total Revenue (FY 2022: 13%). This reflected growth in Fasenra, Tezspire, Breztri and Saphnelo, offsetting a decline in Symbicort.

Fasenra

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	1,553	992	64	355	142
Actual change	11%	9%	50%	16%	-
CER change	12%	9%	61%	14%	6%

Region	Drivers and commentary
Worldwide	∗ Continued asthma market share leadership in IL-5 class across major markets
US	∗ Maintained share of a growing market, leading to strong volume growth
Emerging Markets	∗ Continued strong demand growth driven by launch acceleration across key markets
Europe	∗ Expanded leadership in severe eosinophilic asthma
Established RoW	∗ Continued class leadership in Japan

Breztri

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	677	383	161	81	52
Actual change	70%	60%	75%	>2x	55%
CER change	73%	60%	85%	>2x	66%

Region	Drivers and commentary
Worldwide	∗ Fastest growing medicine within the growing FDC triple class across major markets
US	∗ Consistent share growth within the FDC triple class in new-to-brand[10] and the total market
Emerging Markets	∗ Maintained market share leadership in China with strong triple FDC class penetration
Europe	∗ Sustained growth across markets as new launches continue to progress
Established RoW	∗ Increased market share within COPD in Japan and strong launch in Canada

Tezspire

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	345	261	1	46	37
Actual change	>4x	>3x	>6x	>10x	>10x
CER change	>4x	>3x	>5x	>10x	>10x

Region	Drivers and commentary
Worldwide
∗ Combined sales of Tezspire, recorded by Amgen and AstraZeneca, amounted to $653m in FY 2023 (FY 2022: $174m)
∗ AstraZeneca's Total Revenue of $345m in the period includes $259m of Alliance Revenue from its share of gross profits in the US, where Amgen records product sales

US	∗ Maintained new-to-brand market share with majority of patients new to biologics ∗ Pre-filled pen approved in February 2023
Europe	∗ Achieved new-to-brand leadership in key markets ∗ Pre-filled pen approved in January 2023
Established RoW	∗ Japan maintained new-to-brand leadership

Saphnelo

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	280	260	2	8	10
Actual change	>2x	>2x	n/m	>4x	>2x
CER change	>2x	>2x	n/m	>4x	>3x

Region	Drivers and commentary
Worldwide	∗ Demand acceleration in the US, and additional growth driven by ongoing launches in Europe and Japan

Symbicort

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	2,362	726	753	549	334
Actual change	(7%)	(25%)	24%	(6%)	(11%)
CER change	(4%)	(25%)	33%	(7%)	(7%)

Region	Drivers and commentary
Worldwide	∗ Symbicort remained the global market leader within a stable ICS/LABA class
US	∗ Generic competition entered the US market in the third quarter of 2023
Emerging Markets	∗ Strong underlying demand for Symbicort in both China and Ex-China Emerging Markets, strengthened position as market leader in the region
Europe	∗ Continued price and volume erosion from generics and a slowing overall market
Established RoW	∗ Continued generic erosion in Japan

Other R&I medicines

FY 2023	Change

Total Revenue	$m	Actual	CER
Pulmicort	713	11%	17%	∗ >80% of revenues from Emerging Markets ∗ China market share has stabilised, with VBP having been in effect for over 12 months
Bevespi	58	-	-
Daliresp/Daxas	54	(72%)	(72%)	∗ Impacted by uptake of multiple generics following loss of exclusivity in the US
Other R&I	362	(33%)	(30%)	∗ Collaboration Revenue of $20m (FY 2022: $110m) ∗ Product Sales of $324m decreased 23% (20% at CER) due to generic competition

BioPharmaceuticals - V&I
Total Revenue from V&I medicines declined by 72% (71% at CER) to $1,357m (FY 2022: $4,836m) and represented 3% of overall Total Revenue (FY 2022: 11%). The decline was driven by COVID-19 medicines, which generated $323m of Total Revenue in FY 2023 (FY 2022: $4,059m).

COVID-19 mAbs

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	312	-	186	12	114
Actual change	(86%)	n/m	(55%)	(96%)	(72%)
CER change	(85%)	n/m	(55%)	(96%)	(68%)

Region	Drivers and commentary
Worldwide	∗ All Product Sales in FY 2023 were derived from sales of Evusheld
Emerging Markets	∗ $180m license fee from Serum Institute of India in Q2 2023 recorded as Collaboration Revenue

Vaxzevria

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	11	-	10	2	-
Actual change	(99%)	n/m	(99%)	n/m	n/m
CER change	(99%)	n/m	(99%)	(99%)	n/m

Other V&I medicines

FY 2023	Change

Total Revenue	$m	Actual	CER
Beyfortus	262	>10x	>10x
∗ In Q4 2023 AstraZeneca reported $54m of Product Sales, $41m of Alliance Revenue, and also $27m of Collaboration Revenue relating to a sales milestone
∗ Product Sales recognises AstraZeneca's sales of manufactured Beyfortus product to Sanofi
∗ Alliance Revenue recognises AstraZeneca's 50% share of gross profits on sales of Beyfortus in major markets outside the US
∗ AstraZeneca will recognise 25% of brand revenues in rest of world markets
∗ AstraZeneca has no participation in US profits or losses

Synagis	546	(6%)	(2%)	∗ Performance broadly in-line with prior year
FluMist	226	30%	22%	∗ $10m milestone received from Daiichi Sankyo in the second quarter of 2023 following FluMist approval in Japan

Rare Disease
Total Revenue from Rare Disease medicines increased by 10% (12% at CER) in FY 2023 to $7,764m, representing 17% of overall Total Revenue (FY 2022: 16%).

Ultomiris

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	2,965	1,750	71	668	476
Actual change	51%	54%	88%	39%	54%
CER change	52%	54%	89%	36%	65%

Region	Drivers and commentary
Worldwide
∗ Continued growth across gMG as well as expansion into new markets and continued conversion from Soliris
∗ Quarter-on-quarter variability in revenue growth can be expected due to Ultomiris every eight-week dosing schedule and lower average annual treatment cost compared to Soliris

US	∗ Growth in naïve patients in gMG as well as successful conversion from Soliris across shared indications
Emerging Markets	∗ Continued growth following launches in new markets
Europe
∗ Strong demand generation following launches in new markets, particularly in neurology indications, as well as accelerated conversion from Soliris in key markets, partially offset by  price reductions to secure reimbursement for new indications

Established RoW	∗ Continued conversion from Soliris and strong demand following new launches

Soliris
Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	3,145	1,734	424	670	317
Actual change	(16%)	(20%)	41%	(17%)	(33%)
CER change	(14%)	(20%)	63%	(18%)	(29%)

Region	Drivers and commentary
US	∗ Decline driven by successful conversion of Soliris patients to Ultomiris in PNH, aHUS and gMG, partially offset by Soliris growth in NMOSD
Emerging Markets	∗ Growth driven by patient demand following launches in new markets
Europe	∗ Decline driven by successful conversion from Soliris to Ultomiris as well as biosimilar erosion in PNH
Est. RoW	∗ Decline driven by successful conversion from Soliris to Ultomiris

Strensiq
Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
FY 2023 $m	1,152	937	40	89	86
Actual change	20%	22%	15%	14%	13%
CER change	21%	22%	22%	11%	22%

Region	Drivers and commentary
Worldwide	∗ Growth driven by strong patient demand

Other Rare Disease medicines

FY 2023	Change

Total Revenue	$m	Actual	CER	Commentary
Koselugo	331	59%	60%	∗ Driven by patient demand and expansion in new markets
Kanuma	171	7%	8%	∗ Continued demand growth in ex-US markets

Other medicines (outside the main therapy areas)

FY 2023	Change

Total Revenue	$m	Actual	CER	Commentary
Nexium	962	(30%)	(26%)	∗ Generic launches in Japan in the latter part of 2022
Others	249	(35%)	(33%)	∗ Continued impact of generic competition

Financial performance

Table 11: Reported Profit and Loss

FY 2023	FY 2022	% Change	Q4 2023	Q4 2022	% Change

	$m	$m	Actual	CER	$m	$m	Actual	CER
Total Revenue	45,811	44,351	3	6	12,024	11,207	7	8
- Product Sales	43,789	42,998	2	4	11,323	10,798	5	5
- Alliance Revenue	1,428	755	89	89	424	251	69	67
- Collaboration Revenue	594	598	(1)	(1)	277	158	75	74
Cost of sales	(8,268)	(12,391)	(33)	(34)	(2,308)	(2,900)	(20)	(18)
Gross profit	37,543	31,960	17	21	9,716	8,307	17	16
Product Sales Gross Margin	81.1%	71.2%	+10pp	+10pp	79.6%	73.1%	+6pp	+6pp
Distribution expense	(539)	(536)	1	2	(145)	(156)	(7)	(8)
% Total Revenue	1.2%	1.2%	-	-	1.2%	1.4%	-	-
R&D expense	(10,935)	(9,762)	12	13	(3,073)	(2,625)	17	15
% Total Revenue	23.9%	22.0%	-2pp	-2pp	25.6%	23.4%	-2pp	-2pp
SG&A expense	(19,216)	(18,419)	4	6	(5,371)	(4,621)	16	16
% Total Revenue	41.9%	41.5%	-	-	44.7%	41.2%	-3pp	-3pp
Other operating income & expense	1,340	514	>2x	>2x	107	189	(43)	(42)
% Total Revenue	2.9%	1.2%	+2pp	+2pp	0.9%	1.7%	-1pp	-1pp
Operating profit	8,193	3,757	>2x	>2x	1,234	1,094	13	14
Operating Margin	17.9%	8.5%	+9pp	+10pp	10.3%	9.8%	+1pp	+1pp
Net finance expense	(1,282)	(1,251)	2	1	(337)	(315)	7	3
Joint ventures and associates	(12)	(5)	>2x	>2x	-	(1)	(99)	(99)
Profit before tax	6,899	2,501	>2x	>2x	897	778	15	18
Taxation	(938)	792	n/m	n/m	62	124	(51)	(67)
Tax rate	14%	-32%			-7%	-16%
Profit after tax	5,961	3,293	81	96	959	902	6	4
Earnings per share	$3.84	$2.12	81	96	$0.62	$0.58	7	5

Table 12: Reconciliation of Reported Profit before tax to EBITDA

FY 2023	FY 2022	% Change	Q4 2023	Q4 2022	% Change

	$m	$m	Actual	CER	$m	$m	Actual	CER
Reported Profit before tax	6,899	2,501	>2x	>2x	897	778	15	18
Net finance expense	1,282	1,251	2	1	337	315	7	3
Joint ventures and associates	12	5	>2x	>2x	-	1	(99)	(99)
Depreciation, amortisation and impairment	5,387	5,480	(2)	(1)	1,327	1,480	(10)	(11)
EBITDA	13,580	9,237	47	55	2,561	2,574	(1)	-

EBITDA for the comparative FY 2022 was negatively impacted by $3,484m unwind of inventory fair value recognised on the acquisition of Alexion. EBITDA for the comparative Q4 2022 was negatively impacted by $309m unwind of inventory fair value uplift recognised on the acquisition of Alexion. This unwind had a $114m negative impact on EBITDA in FY 2023 and a $36m negative impact on EBITDA in Q4 2023.

Table 13: Reconciliation of Reported to Core financial measures: FY 2023

FY 2023	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Acquisitionof Alexion	Other[11]	Core	Core % Change

	$m	$m	$m	$m	$m	$m	Actual	CER
Gross profit	37,543	109	32	119	(3)	37,800	6	9
Product Sales Gross Margin	81.1%					81.7%	+2pp	+2pp
Distribution expense	(539)	-	-	-	-	(539)	1	2
R&D expense	(10,935)	212	447	7	2	(10,267)	8	9
SG&A expense	(19,216)	207	3,801	11	1,458	(13,739)	7	9
Total operating expense	(30,690)	419	4,248	18	1,460	(24,545)	7	9
Other operating income & expense	1,340	(61)	-	-	-	1,279	>2x	>2x
Operating profit	8,193	467	4,280	137	1,457	14,534	9	14
Operating Margin	17.9%					31.7%	+2pp	+2pp
Net finance expense	(1,282)	-	-	-	298	(984)	1	(1)
Taxation	(938)	(107)	(809)	(32)	(405)	(2,291)	11	17
EPS	$3.84	$0.23	$2.24	$0.07	$0.88	$7.26	9	15

Table 14: Reconciliation of Reported to Core financial measures: Q4 2023

Q4 2023	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Acquisitionof Alexion	Other	Core	Core % Change

	$m	$m	$m	$m	$m	$m	Actual	CER
Gross profit	9,716	(24)	8	37	1	9,738	11	11
Product Sales Gross Margin	79.6%					79.8%	+3pp	+2pp
Distribution expense	(145)	-	-	-	-	(145)	(7)	(9)
R&D expense	(3,073)	95	61	2	1	(2,914)	15	14
SG&A expense	(5,371)	44	938	4	351	(4,034)	13	12
Total operating expense	(8,589)	139	999	6	352	(7,093)	13	12
Other operating income & expense	107	-	-	-	-	107	(17)	(15)
Operating profit	1,234	115	1,007	43	353	2,752	5	6
Operating Margin	10.3%					22.9%	-	-
Net finance expense	(337)	-	-	-	78	(259)	5	1
Taxation	62	(26)	(192)	(10)	(76)	(242)	7	4
EPS	$0.62	$0.06	$0.53	$0.02	$0.22	$1.45	5	7

Profit and Loss drivers

Gross profit

‒    The calculation of Reported and Core Product Sales Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue

‒    The change in Product Sales Gross Margin (Reported and Core) in FY 2023 was impacted by:

‒    Positive effects from product mix. The increased contribution from Rare Disease and Oncology medicines had a positive impact on the Product Sales Gross Margin. Sales of Vaxzevria and Evusheld, which were dilutive to Product Sales Gross Margin in 2022, declined substantially in 2023

‒    Dilutive effects from product mix. The rising contribution of Product Sales with profit sharing arrangements (Lynparza, Enhertu, Tezspire, Koselugo) has a negative impact on Product Sales Gross Margin because AstraZeneca records product revenues in certain markets and pays away a share of the gross profits to its collaboration partners. The growth in Beyfortus also has a dilutive impact on Product Sales Gross Margin, as AstraZeneca is responsible for manufacturing and records its sales of goods to Sanofi as Product Sales - these sales generate a much lower gross margin than the Company average

‒    Dilutive effects from geographic mix. Emerging Markets, where Product Sales Gross Margin tends to be below the Company average, grew as a proportion of Total Revenue excluding COVID-19 medicines

‒    In FY 2022, the Reported Product Sales Gross Margin was impacted by $3,484m from the unwind of the inventory fair value uplift recognised on the acquisition of Alexion. In FY 2023, this effect had reduced to $114m

‒    Variations in Product Sales Gross Margin performance between periods can continue to be expected due to product seasonality, foreign exchange fluctuations, and other effects

R&D expense

‒    The change in R&D expense (Reported and Core) in the period was impacted by:

‒    Recent positive data read-outs for several high priority medicines that have ungated late-stage trials

‒    Investment in platforms, new technology and capabilities to enhance R&D productivity

‒    Reported R&D expense was also impacted by intangible asset impairments

SG&A expense

‒    The change in SG&A expense (Reported and Core) in the period was driven primarily by market development activities for launches

‒    Reported SG&A expense was also impacted by amortisation of intangible assets related to the Alexion acquisition and other acquisitions and collaborations

‒    Reported SG&A expense was also impacted by a $510m charge to provisions relating to a legal settlement with Bristol-Myers Squibb and Ono Pharmaceutical, and a $425m charge to provisions for product liability litigations related to Nexium and Prilosec. The prior year was impacted by a $775m legal settlement with Chugai Pharmaceutical Co. Ltd

Other operating income and expense

‒    Reported and Core Other operating income and expense in the year included a $712m gain resulting from an update to the contractual relationships for Beyfortus (nirsevimab), a $241m gain on the disposal of the US rights to Pulmicort Flexhaler, and other disposal proceeds on the sale of tangible assets, and royalties on certain medicines

Net finance expense

‒    Reported Net finance expense was impacted by the discount unwind on acquisition-related liabilities. Core Net finance expense increased 2% (1% at CER) with higher interest received on cash and short-term investments, higher rates on floating debt and bond issuances, partially offset by higher rates on floating debt and bond issuances

Taxation

‒    The effective Reported Tax rate for the twelve months to 31 December 2023 was 14% (FY 2022: -32%) and the effective Core Tax rate was 17% (FY 2022: 17%); both included a favourable adjustment of $828m to deferred taxes arising from a UK group company undertaking a routine intragroup purchase of certain intellectual property which was offset by updates to tax liabilities following progress of reviews by tax authorities and administrative appeal processes and changes to certain deferred tax balances

‒    The FY 2022 effective Reported Tax rate was lower as it included a favourable adjustment of $883m relating to deferred taxes arising from an internal reorganisation to integrate the Alexion business

‒    The cash tax paid for the twelve months to 31 December 2023 was $2,366m (FY 2022: $1,623m), representing 34% of Reported Profit before tax (FY 2022: 65%)

‒    On 11 July 2023, Finance (No.2) Act 2023 was enacted in the UK, introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after 31 December 2023. AstraZeneca is continuing to monitor potential impacts as further guidance is published by the OECD and territories implement legislation to enact the rules. Management has performed an assessment of the impact of the UK's Pillar 2 rules based on our 2023 data and no Pillar 2 Income Taxes are expected to arise for most jurisdictions in which the Group operates. It is anticipated that AstraZeneca may, in some jurisdictions, incur additional tax liabilities, but the effect on the Reported Tax rate is reasonably estimated to be immaterial

Dividends

‒    A second interim dividend of $1.97 per share (156.0 pence, 20.65 SEK) has been declared, resulting in a full-year dividend per share of $2.90 (227.8 pence, 30.29 SEK)

‒    Dividend payments are normally paid as follows:

‒    First interim dividend - announced with half-year and second-quarter results and paid in September

‒    Second interim dividend - announced with full-year and fourth-quarter results and paid in March

‒    Provisional dates for the 2023 second interim dividend: ex-dividend 22 February 2024, record date 23 February 2024, payable on 25 March 2024.

Table 15: Cash Flow summary

	FY 2023	FY 2022	Change
	$m	$m	$m
Reported Operating profit	8,193	3,757	4,436
Depreciation, amortisation and impairment	5,387	5,480	(93)
Decrease in working capital and short-term provisions	300	3,757	(3,457)
Gains on disposal of intangible assets	(251)	(104)	(147)
Fair value movements on contingent consideration arising from business combinations	549	82	467
Non-cash and other movements	(386)	(692)	306
Interest paid	(1,081)	(849)	(232)
Taxation paid	(2,366)	(1,623)	(743)
Net cash inflow from operating activities	10,345	9,808	537
Net cash inflow before financing activities	6,281	6,848	(567)
Net cash outflow from financing activities	(6,567)	(6,823)	256

In FY 2022, the Reported Operating profit of $3,757m included a negative impact of $3,484m relating to the unwind of the inventory fair value uplift recognised on the acquisition of Alexion. This was offset by a corresponding item (positive impact of $3,484m) in Decrease in working capital and short-term provisions. Overall, the unwind of the fair value uplift had no impact on Net cash inflow from operating activities. This unwind had $114m negative impact on FY 2023 Reported Operating profit and offsetting positive impact on working capital movements. As a result of the update to the contractual relationships between AstraZeneca, Swedish Orphan Biovitrum AB (Sobi) and Sanofi relating to the future sales of Beyfortus (nirsevimab) in the US, a gain of $712m has been recorded in Non-cash and other movements, with no overall net impact on the Net cash inflow from operating activities.

Included within Net cash inflow before financing activities is a Movement in the profit-participation liability of $190m, including a cash receipt from Sobi in Q1 2023 after achievement of a regulatory milestone. The associated cash flow is presented within investing activities.

The decrease in Net cash outflow from financing activities of $256m is primarily driven by the increase in Issue of loans and borrowings of $3,816m, offset by the increase in Repayment of loans and borrowings of $3,671m.

Capital expenditure
Capital expenditure amounted to $1,361m in the twelve months to 31 December 2023 (FY 2022: $1,091m).
Capital expenditure is expected to increase substantially in 2024, driven by investment in several major manufacturing projects and continued investment in technology upgrades.

Table 16: Net debt summary

	At 31 Dec 2023	At 31 Dec 2022
	$m	$m
Cash and cash equivalents	5,840	6,166
Other investments	122	239
Cash and investments	5,962	6,405
Overdrafts and short-term borrowings	(515)	(350)
Lease liabilities	(1,128)	(953)
Current instalments of loans	(4,614)	(4,964)
Non-current instalments of loans	(22,365)	(22,965)
Interest-bearing loans and borrowings (Gross debt)	(28,622)	(29,232)
Net derivatives	150	(96)
Net debt	(22,510)	(22,923)

Net debt decreased by $413m in the twelve months to 31 December 2023 to $22,510m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Details of the Company's solicited credit ratings and further details on Net debt are disclosed in Note 3.

Capital allocation
The Board's aim is to continue to strike a balance between the interests of the business, financial creditors and the Company's shareholders. The Company's capital allocation priorities include: investing in the business and pipeline; maintaining a strong, investment-grade credit rating; potential value-enhancing business development opportunities; and supporting the progressive dividend policy.

In approving the declaration of dividends, the Board considers both the liquidity of the company and the level of reserves legally available for distribution. Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies. The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.

Summarised financial information for guarantee of securities of subsidiaries
AstraZeneca Finance LLC ("AstraZeneca Finance") is the issuer of 0.700% Notes due 2024, 1.200% Notes due 2026, 4.875% Notes due 2028, 1.750% Notes due 2028, 4.900% Notes due 2030, 2.250% Notes due 2031 and 4.875% Notes due 2033 (the "AstraZeneca Finance Notes"). Each series of AstraZeneca Finance Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees issued by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance's existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC's existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise.

Please refer to the Consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F and reports on Form 6-K with our quarterly financial results as filed or furnished with the SEC for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance Notes please refer to AstraZeneca PLC's reports on Form 6-K furnished to the SEC on 3 March 2023 and 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act"), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Table 17: Obligor group summarised Statement of comprehensive income

	FY 2023	FY 2022
	$m	$m
Total Revenue	-	-
Gross profit	-	-
Operating loss	(34)	(27)
Loss for the period	(976)	(687)
Transactions with subsidiaries that are not issuers or guarantors	15,660	1,071

Table 18: Obligor group summarised Statement of financial position

	At 31 Dec 2023	At 31 Dec 2022
	$m	$m
Current assets	5	4
Non-current assets	-	-
Current liabilities	(4,856)	(2,839)
Non-current liabilities	(22,239)	(22,797)
Amounts due from subsidiaries that are not issuers or guarantors	18,421	7,806
Amounts due to subsidiaries that are not issuers or guarantors	-	(293)

Foreign exchange
The Company's transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign exchange contracts against the individual companies' reporting currency. Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit or to Other comprehensive income if the contract is in a designated cashflow hedge. In addition, the Company's external dividend payments, paid principally in pound sterling and Swedish krona, are fully hedged from announcement to payment date.

Table 19: Currency sensitivities
The Company provides the following currency-sensitivity information:

Average rates vs. USD	Annual impact ($m) of 5% strengthening (FY 2024 average rate vs. FY 2023 average) [12]

Currency	Primary Relevance	FY 2023[13]	YTD 2024[14]	Change (%)	Total Revenue	Core Operating Profit
EUR	Total Revenue	0.92	0.92	1	397	179
CNY	Total Revenue	7.09	7.18	(1)	322	182
JPY	Total Revenue	140.60	145.97	(4)	177	119
Other[15]					453	227
GBP	Operating expense	0.80	0.79	2	60	(126)
SEK	Operating expense	10.61	10.34	3	9	(63)

Sustainability

Since the last quarterly report, AstraZeneca:

Access to healthcare

− Continued to make a high-level contribution to the Partnership for Health System Sustainability and Resilience (PHSSR), providing a valuable platform for dialogue with policymakers and other health system stakeholders:

‒    The PHSSR EU expert advisory group launched its inaugural non-communicable disease (NCD) policy report, 'A stitch in time', on early intervention to tackle Europe's NCD crisis at an event in the European Parliament with more than 100 stakeholders from government, academia, advocacy, policy and industry groups

‒    National initiatives and policy improvements to strengthen health systems continued in countries including Brazil, Canada, Saudi Arabia, Greece, the Netherlands, Italy and Japan

‒    Through Healthy Heart Africa (HHA), trained more than 11,390 healthcare workers, conducted 47.95 million blood pressure screenings cumulatively since launching in 2014 and identified 9.64 million people with elevated blood pressure as of the end of December 2023. HHA has conducted one million screenings per month since February 2023. The programme is on track to achieve its ambition to reach 10 million people with elevated blood pressure by 2025

‒    Through the Young Health Programme (YHP), continued to be recognised for achievements in reaching millions of young people with information on NCD risk behaviours. YHP directly reached six million young people in 2023, an increase of 110% from 2022, and trained 385,000 people across 40 countries. More than 4,400 AstraZeneca employees volunteered time to YHP community projects in 2023

Environmental protection

‒    Joined global health and climate leaders at COP28, as part of the first official Health Day at the UN Climate Change Conference, to highlight the urgency of the climate-health crisis and share scalable solutions to decarbonise and adapt health systems. The Company convened cross-sector stakeholders for a Reuters panel discussion on tackling the impact of the climate crisis on lung health, and CEO Pascal Soriot hosted a session through the Sustainable Markets Initiative (SMI) Health Systems Task Force on accelerating the transition to net zero health systems

‒    Through the SMI Health Systems Task Force, announced an industry-first renewable power agreement in China together with four global healthcare leaders and renewable energy company Envision Energy, resulting in potential annual emissions savings of approximately 120,000 tonnes, the equivalent of taking 25,000 cars off the road

‒    Through AZ Forest, AstraZeneca's global reforestation and biodiversity initiative, planted 20 million trees together with partners, as part of the Company's $400 million commitment to plant and maintain 200 million trees by 2030. In December, the Company pledged to plant up to six million trees in western Kenya as part of AZ Forest, building on African reforestation initiatives in Ghana and Rwanda

Ethics and transparency

‒    Marked Global Ethics Day in October 2023, following the launch of Code of Ethics training focused on living the AZ Values and the role of ethics in everyday activities and decisions. The Company also launched its 2023 Ethics Survey alongside the training, to provide valuable insights into employee perspectives on AstraZeneca's ethical culture

‒    Appeared on the Forbes list of World's Best Employers for the fourth consecutive year and the World's Top Companies for Women, for the third consecutive year, as well as the FT Diversity Leaders 2024 for the fifth consecutive year, demonstrating the progress being made on the Company's People strategy and AstraZeneca's position as a Great Place to Work

Research and development

This section covers R&D events and milestones that have occurred since the prior results announcement on 9 November 2023, up to and including events on 7 February 2024.
A comprehensive view of AstraZeneca's pipeline of medicines in human trials can be found in the latest Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations. The Clinical Trials Appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology
AstraZeneca presented new data across its diverse portfolio of cancer medicines at four major medical congresses since the prior results announcement: the San Antonio Breast Cancer Congress (SABCS) in December 2023, the 65th American Society of Haematology Annual Meeting and Exposition (ASH) in December 2023, the American Society of Clinical Oncology Gastrointestinal Cancers Symposium (ASCO GI) in January 2024 and the American Society of Clinical Oncology Genitourinary Cancers (ASCO GU) in January 2024.

Imfinzi and Imjudo

Event		Commentary
Approval	China	For the 1st-line treatment of adult patients with locally advanced or metastatic BTC in combination with chemotherapy (gemcitabine and cisplatin). (TOPAZ-1, November 2023)
Trial update	PACIFIC-2
PACIFIC-2 Phase III trial for Imfinzi concurrently administered with chemoradiotherapy did not achieve statistical significance for the primary endpoint of PFS versus chemoradiotherapy alone for the treatment of patients with unresectable, Stage III NSCLC. (November 2023)

Presentation: ASCO GI	EMERALD-1
Imfinzi plus TACE and bevacizumab reduced the risk of disease progression or death by 23% compared to TACE alone (HR 0.77; 95% CI 0.61-0.98; p=0.032) with median PFS of 15 months in patients treated with the Imfinzi combination versus 8.2 months with TACE. (January 2024)

Enhertu

Event		Commentary
Priority Review	US
For the treatment of adult patients with unresectable or metastatic HER2-positive (immunohistochemistry IHC 3+) solid tumours who have received prior treatment or who have no satisfactory alternative treatment options. (DESTINY-PanTumor02, DESTINY-Lung01, DESTINY-CRC02, January 2024)

Truqap

Event		Commentary
Approval	US
In combination with Faslodex for the treatment of adult patients with HR-positive, HER2-negative locally advanced or metastatic breast cancer with one or more biomarker alterations (PIK3CA, AKT1 or PTEN) that have progressed on at least one endocrine-based regimen in the metastatic setting or experienced recurrence on or within 12 months of completing adjuvant therapy. (CAPItello-291, November 2023)

BioPharmaceuticals - CVRM

Lokelma

Event	Commentary
Termination
STABILIZE-CKD and DIALIZE-Outcomes Phase III evidence trials discontinued. Decision was made due to substantially increased enrolment timelines and low event rates, respectively, which made it prohibitive to deliver study results within a timeframe to meaningfully advance clinical practice. (December 2023)

Wainua

Event		Commentary
Approval	US	Treatment of the polyneuropathy of hereditary transthyretin-mediated amyloidosis in adults, commonly referred to as ATTRv-PN. (NEURO-TTRansform, December 2023)

Rare Disease

Alexion, AstraZeneca Rare Disease presented new real-world and clinical data at the 65th American Society of Haematology (ASH) , across PNH, AL amyloidosis, aHUS and haematopoietic stem cell transplant-associated thrombotic microangiopathy (HSCT-TMA).

Voydeya

Event		Commentary
Approval	JP	Treatment of patients with PNH with clinically significant EVH while treated with Ultomiris or Soliris. (ALPHA, January 2024)
Presentation: ASH	LTE ALPHA Phase III trial
New results from the 24-week and long-term extension period from the pivotal ALPHA Phase III trial reinforce the potential for Voydeya add-on therapy to address clinically significant EVH in the small subset of PNH patients who experience this condition while treated with C5 inhibitor therapy, allowing them to maintain control of intravascular haemolysis through standard-of-care treatment with Ultomiris or Soliris. (December 2023)

acoramidis

Event		Commentary
Phase III data readout	ATTRibute-CM (BridgeBio)
Positive high-level results from the Japan Phase III trial of acoramidis in adults with ATTR-CM showed consistency to those in the global BridgeBio Pharma, Inc. (BridgeBio) ATTRibute-CM Phase III trial, including survival, cardiac-related hospitalisations and other measures of improved functions at 30 months. (February 2024)

Condensed consolidated financial statements

Table 20: Condensed consolidated statement of comprehensive income: FY 2023

For the twelve months ended 31 December	2023	2022
	$m	$m
Total Revenue[16]	45,811	44,351
Product Sales	43,789	42,998
Alliance Revenue	1,428	755
Collaboration Revenue	594	598
Cost of sales	(8,268)	(12,391)
Gross profit	37,543	31,960
Distribution expense	(539)	(536)
Research and development expense	(10,935)	(9,762)
Selling, general and administrative expense	(19,216)	(18,419)
Other operating income and expense	1,340	514
Operating profit	8,193	3,757
Finance income	344	95
Finance expense	(1,626)	(1,346)
Share of after tax losses in associates and joint ventures	(12)	(5)
Profit before tax	6,899	2,501
Taxation	(938)	792
Profit for the period	5,961	3,293
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	(406)	1,118
Net gains/(losses) on equity investments measured at fair value through other comprehensive income	278	(88)
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	(6)	2
Tax on items that will not be reclassified to profit or loss	101	(216)
	(33)	816
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	608	(1,446)
Foreign exchange arising on designated liabilities in net investment hedges	24	(282)
Fair value movements on cash flow hedges	266	(97)
Fair value movements on cash flow hedges transferred to profit and loss	(145)	73
Fair value movements on derivatives designated in net investment hedges	44	(8)
Costs of hedging	(19)	(7)
Tax on items that may be reclassified subsequently to profit or loss	(12)	73
	766	(1,694)
Other comprehensive income/(expense), net of tax	733	(878)
Total comprehensive income for the period	6,694	2,415
Profit attributable to:
Owners of the Parent	5,955	3,288
Non-controlling interests	6	5
	5,961	3,293
Total comprehensive income attributable to:
Owners of the Parent	6,688	2,413
Non-controlling interests	6	2
	6,694	2,415
Basic earnings per $0.25 Ordinary Share	$3.84	$2.12
Diluted earnings per $0.25 Ordinary Share	$3.81	$2.11
Weighted average number of Ordinary Shares in issue (millions)	1,549	1,548
Diluted weighted average number of Ordinary Shares in issue (millions)	1,562	1,560
Table 21: Condensed consolidated statement of comprehensive income: Q4 2023

For the quarter ended 31 December	2023	2022
	$m	$m
Total Revenue16	12,024	11,207
Product Sales	11,323	10,798
Alliance Revenue	424	251
Collaboration Revenue	277	158
Cost of sales	(2,308)	(2,900)
Gross profit	9,716	8,307
Distribution expense	(145)	(156)
Research and development expense	(3,073)	(2,625)
Selling, general and administrative expense	(5,371)	(4,621)
Other operating income and expense	107	189
Operating profit	1,234	1,094
Finance income	108	45
Finance expense	(445)	(360)
Share of after tax losses in associates and joint ventures	-	(1)
Profit before tax	897	778
Taxation	62	124
Profit for the period	959	902
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	(405)	(165)
Net gains/(losses) on equity investments measured at fair value through other comprehensive income	233	(67)
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	(11)	1
Tax on items that will not be reclassified to profit or loss	101	75
	(82)	(156)
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	809	1,047
Foreign exchange arising on designated liabilities in net investment hedges	87	39
Fair value movements on cash flow hedges	204	117
Fair value movements on cash flow hedges transferred to profit and loss	(173)	(177)
Fair value movements on derivatives designated in net investment hedges	(3)	(41)
Costs of hedging	(16)	4
Tax on items that may be reclassified subsequently to profit or loss	(5)	(22)
	903	967
Other comprehensive income, net of tax	821	811
Total comprehensive income for the period	1,780	1,713
Profit attributable to:
Owners of the Parent	960	901
Non-controlling interests	(1)	1
	959	902
Total comprehensive income attributable to:
Owners of the Parent	1,781	1,712
Non-controlling interests	(1)	1
	1,780	1,713
Basic earnings per $0.25 Ordinary Share	$0.62	$0.58
Diluted earnings per $0.25 Ordinary Share	$0.62	$0.58
Weighted average number of Ordinary Shares in issue (millions)	1,549	1,549
Diluted weighted average number of Ordinary Shares in issue (millions)	1,561	1,559

Table 22: Condensed consolidated statement of financial position

	At 31 Dec 2023	At 31 Dec 2022
	$m	$m
Assets
Non-current assets
Property, plant and equipment	9,402	8,507
Right-of-use assets	1,100	942
Goodwill	20,048	19,820
Intangible assets	38,089	39,307
Investments in associates and joint ventures	147	76
Other investments	1,530	1,066
Derivative financial instruments	228	74
Other receivables	803	835
Deferred tax assets	4,718	3,263
	76,065	73,890
Current assets
Inventories	5,424	4,699
Trade and other receivables	12,126	10,521
Other investments	122	239
Derivative financial instruments	116	87
Income tax receivable	1,426	731
Cash and cash equivalents	5,840	6,166
Assets held for sale	-	150
	25,054	22,593
Total assets	101,119	96,483
Liabilities
Current liabilities
Interest-bearing loans and borrowings	(5,129)	(5,314)
Lease liabilities	(271)	(228)
Trade and other payables	(22,374)	(19,040)
Derivative financial instruments	(156)	(93)
Provisions	(1,028)	(722)
Income tax payable	(1,584)	(896)
	(30,542)	(26,293)
Non-current liabilities
Interest-bearing loans and borrowings	(22,365)	(22,965)
Lease liabilities	(857)	(725)
Derivative financial instruments	(38)	(164)
Deferred tax liabilities	(2,844)	(2,944)
Retirement benefit obligations	(1,520)	(1,168)
Provisions	(1,127)	(896)
Other payables	(2,660)	(4,270)
	(31,411)	(33,132)
Total liabilities	(61,953)	(59,425)
Net assets	39,166	37,058
Equity
Capital and reserves attributable to equity holders of the Parent
Share capital	388	387
Share premium account	35,188	35,155
Other reserves	2,065	2,069
Retained earnings	1,502	(574)
	39,143	37,037
Non-controlling interests	23	21
Total equity	39,166	37,058

Table 23: Condensed consolidated statement of changes in equity

	Share capital	Share premium account	Other reserves	Retained earnings	Total attributable to owners of the parent	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2022	387	35,126	2,045	1,710	39,268	19	39,287
Profit for the period	-	-	-	3,288	3,288	5	3,293
Other comprehensive expense	-	-	-	(875)	(875)	(3)	(878)
Transfer to other reserves	-	-	24	(24)	-	-	-
Transactions with owners
Dividends	-	-	-	(4,485)	(4,485)	-	(4,485)
Issue of Ordinary Shares	-	29	-	-	29	-	29
Share-based payments charge for the period	-	-	-	619	619	-	619
Settlement of share plan awards	-	-	-	(807)	(807)	-	(807)
Net movement	-	29	24	(2,284)	(2,231)	2	(2,229)
At 31 Dec 2022	387	35,155	2,069	(574)	37,037	21	37,058

At 1 Jan 2023	387	35,155	2,069	(574)	37,037	21	37,058
Profit for the period	-	-	-	5,955	5,955	6	5,961
Other comprehensive income	-	-	-	733	733	-	733
Transfer to other reserves	-	-	(4)	4	-	-	-
Transactions with owners
Dividends	-	-	-	(4,487)	(4,487)	-	(4,487)
Dividends paid to non-controlling interests	-	-	-	-	-	(4)	(4)
Issue of Ordinary Shares	1	33	-	-	34	-	34
Share-based payments charge for the period	-	-	-	579	579	-	579
Settlement of share plan awards	-	-	-	(708)	(708)	-	(708)
Net movement	1	33	(4)	2,076	2,106	2	2,108
At 31 Dec 2023	388	35,188	2,065	1,502	39,143	23	39,166

Table 24: Condensed consolidated statement of cash flows

For the twelve months ended 31 December	2023	2022
	$m	$m

Cash flows from operating activities
Profit before tax	6,899	2,501
Finance income and expense	1,282	1,251
Share of after tax losses of associates and joint ventures	12	5
Depreciation, amortisation and impairment	5,387	5,480
Decrease in working capital and short-term provisions	300	3,757
Gains on disposal of intangible assets	(251)	(104)
Fair value movements on contingent consideration arising from business combinations	549	82
Non-cash and other movements	(386)	(692)
Cash generated from operations	13,792	12,280
Interest paid	(1,081)	(849)
Tax paid	(2,366)	(1,623)
Net cash inflow from operating activities	10,345	9,808
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(189)	(48)
Payments upon vesting of employee share awards attributable to business combinations	(84)	(215)
Payment of contingent consideration from business combinations	(826)	(772)
Purchase of property, plant and equipment	(1,361)	(1,091)
Disposal of property, plant and equipment	132	282
Purchase of intangible assets	(2,417)	(1,480)
Disposal of intangible assets	291	447
Movement in profit-participation liability	190	-
Purchase of non-current asset investments	(136)	(45)
Disposal of non-current asset investments	32	42
Movement in short-term investments, fixed deposits and other investing instruments	97	(114)
Payments to associates and joint ventures	(80)	(26)
Interest received	287	60
Net cash outflow from investing activities	(4,064)	(2,960)
Net cash inflow before financing activities	6,281	6,848
Cash flows from financing activities
Proceeds from issue of share capital	33	29
Issue of loans and borrowings	3,816	-
Repayment of loans and borrowings	(4,942)	(1,271)
Dividends paid	(4,481)	(4,364)
Hedge contracts relating to dividend payments	(19)	(127)
Repayment of obligations under leases	(268)	(244)
Movement in short-term borrowings	161	74
Payment of Acerta Pharma share purchase liability	(867)	(920)
Net cash outflow from financing activities	(6,567)	(6,823)
Net (decrease)/increase in Cash and cash equivalents in the period	(286)	25
Cash and cash equivalents at the beginning of the period	5,983	6,038
Exchange rate effects	(60)	(80)
Cash and cash equivalents at the end of the period	5,637	5,983
Cash and cash equivalents consist of:
Cash and cash equivalents	5,840	6,166
Overdrafts	(203)	(183)
	5,637	5,983

Notes to the Condensed consolidated financial statements

Note 1: Basis of preparation and accounting policies

These Condensed consolidated financial statements for the twelve months ended 31 December 2023 have been prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The Condensed consolidated financial statements also comply fully with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and International Accounting Standards as adopted by the European Union.

These Condensed consolidated financial statements comprise the financial results of AstraZeneca PLC for the years to 31 December 2023 and 2022 together with the Statement of financial position as at 31 December 2023 and 2022. The results for the year to 31 December 2023 have been extracted from the 31 December 2023 audited Consolidated Financial Statements which have been approved by the Board of Directors. These have not yet been delivered to the Registrar of Companies but are expected to be published on 20 February 2024 within the Annual Report and Form 20-F Information 2023.

The financial information set out above does not constitute the Group's statutory accounts for the years to 31 December 2023 or 2022 but is derived from those accounts. The auditors have reported on those accounts: their reports (i) were unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for the year to 31 December 2023 or 31 December 2022. Statutory accounts for the year to 31 December 2023 were approved by the Board of Directors for release on 8 February 2024.

Except as noted below, amendments to accounting standards issued by the IASB and adopted in the year ended 31 December 2023 did not have a material impact on the result or financial position of the Group and the Condensed consolidated financial statements have been prepared applying the accounting policies that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2022.

The comparative figures for the financial year ended 31 December 2022 are not the Group's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and have been delivered to the Registrar of Companies; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Alliance and Collaboration Revenues
Effective 1 January 2023, the Group has updated the presentation of Total Revenue on the face of the Statement of Comprehensive Income to include Alliance Revenue as a separate element to Collaboration Revenue. Alliance Revenue, previously reported within Collaboration Revenue, comprises income related to sales made by collaboration partners, where AstraZeneca is entitled to a share of gross profits, share of revenues or royalties, which are recurring in nature while the collaboration arrangement remains in place. Alliance Revenue does not include Product Sales where AstraZeneca is leading commercialisation in a territory.

Collaboration Revenue arising from collaborative arrangements where the Group retains a significant ongoing economic interest and receives upfront amounts and event- triggered milestones, which arise from the licensing of intellectual property, will continue to be reported as Collaboration Revenue. In collaboration arrangements either AstraZeneca or the collaborator acts as principal in sales to the end customer. Where AstraZeneca acts as principal, we record 100% of sales to the end customer within Product Sales. The updated presentation reflects the increasing importance of income arising from share of gross profits arrangements where collaboration partners are responsible for booking revenues in some or all territories.

The comparative revenue reported in FY 2022 relating to the twelve months to 31 December 2022 has been retrospectively adjusted to reflect the new split of Total Revenue, resulting in Alliance Revenue of $755m being reported for the twelve months to 31 December 2022, however the combined total of Alliance Revenue and Collaboration Revenue is equal to the previously reported Collaboration Revenue total for the twelve months to 31 December 2022.

Going concern
The Group has considerable financial resources available. As at 31 December 2023, the Group had $12.7bn in financial resources (Cash and cash equivalent balances of $5.8bn and undrawn committed bank facilities of $6.9bn, of which $2.0bn were available until February 2025 and the remaining $4.9bn were available until April 2026 - the maturity of this facility was extended in February 2024 to April 2029 - with only $5.4bn of borrowings due within one year). These facilities contain no financial covenants and were undrawn at 31 December 2023.

The Group's revenues are largely derived from sales of medicines covered by patents, which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Condensed consolidated financial statements.

Legal proceedings
The information contained in Note 6 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2022.

IAS 12 'Income Taxes'
On 23 May 2023, the IASB issued an amendment to IAS 12 'Income Taxes' to clarify how the effects of the global minimum tax framework should be accounted for and disclosed effective 1 January 2023. This was endorsed by the UK Endorsement Board on 19 July 2023 and has been adopted by the Group for 2023 reporting. The Group has applied the exemption to recognising and disclosing information about deferred tax assets and liabilities related to Pillar 2 income taxes.

Note 2: Intangible assets
In accordance with IAS 36 'Impairment of Assets', reviews for triggers of impairment or impairment reversals at an individual asset or cash generating unit level were conducted, and impairment tests carried out where triggers were identified. As a result, total impairment charges of $434m have been recorded against intangible assets during the twelve months ended 31 December 2023 (FY 2022: $224m net charge). Impairment charges in respect of medicines in development were $417m (FY 2022: $95m net charge) including the $244m impairment of the ALXN1840 intangible asset, following the decision to discontinue this development programme in Wilson's disease. Impairment charges in respect of launched medicines were $17m (FY 2022: $146m).

As previously disclosed, on 16 January 2023 AstraZeneca completed the acquisition of Neogene Therapeutics, Inc. (Neogene), a global clinical-stage biotechnology company pioneering the discovery, development and manufacturing of next-generation T-cell receptor therapies (TCR-Ts). The purchase price allocation exercise has completed, with the fair value of total consideration determined at $267m. Intangible assets of $100m and goodwill of $158m were recognised in the acquisition balance sheet, as well as a cash outflow of $189m net of cash acquired. Future contingent milestones-based and non-contingent consideration is payable to a maximum of $120m. Neogene's results have been consolidated into the Group's results from 16 January 2023.

The acquisition of CinCor Pharma, Inc. (CinCor) completed on 24 February 2023, recorded as an asset acquisition, with consideration and net assets acquired of $1,268m, which included intangible assets acquired of $780m, $424m of cash and cash equivalents, and $75m of marketable securities. The Condensed consolidated statement of cash flows includes a $1,204m payment for the intangible assets, which is presented net of the $424m cash and cash equivalents acquired within Purchase of intangible assets, whilst the $75m increase in marketable securities is presented within Movement in short-term investments, fixed deposits and other investing instruments. Contingent consideration of up to $496m could be paid on achievement of regulatory milestones, and will be recognised when the associated milestones are triggered.

Note 3: Net debt
The table below provides an analysis of Net debt and a reconciliation of Net Cash flow to the movement in Net debt. The Group monitors Net debt as part of its capital management policy as described in Note 28 of the Annual Report and Form 20-F Information 2022. Net debt is a non-GAAP financial measure.

Table 25: Net debt

	At 1 Jan 2023	Cash flow	Acquisitions	Non-cash& other	Exchange movements	At 31 Dec 2023
	$m	$m	$m	$m	$m	$m
Non-current instalments of loans	(22,965)	(3,826)	-	4,617	(191)	(22,365)
Non-current instalments of leases	(725)	-	(6)	(118)	(8)	(857)
Total long-term debt	(23,690)	(3,826)	(6)	4,499	(199)	(23,222)
Current instalments of loans	(4,964)	4,942	-	(4,588)	(4)	(4,614)
Current instalments of leases	(228)	298	(5)	(337)	1	(271)
Bank collateral received	(89)	(126)	-	-	-	(215)
Other short-term borrowings excluding overdrafts	(78)	(35)	-	-	16	(97)
Overdrafts	(183)	(20)	-	1	(1)	(203)
Total current debt	(5,542)	5,059	(5)	(4,924)	12	(5,400)
Gross borrowings	(29,232)	1,233	(11)	(425)	(187)	(28,622)
Net derivative financial instruments	(96)	19	-	227	-	150
Net borrowings	(29,328)	1,252	(11)	(198)	(187)	(28,472)
Cash and cash equivalents	6,166	(267)	-	-	(59)	5,840
Other investments - current	239	(95)	-	1	(23)	122
Cash and investments	6,405	(362)	-	1	(82)	5,962
Net debt	(22,923)	890	(11)	(197)	(269)	(22,510)

Non-cash movements in the period include fair value adjustments under IFRS 9 Financial Instruments.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 31 December 2023 was $215m (31 December 2022: $89m) and the carrying value of such cash collateral posted by the Group at 31 December 2023 was $102m (31 December 2022: $162m).

The equivalent GAAP measure to Net debt is 'liabilities arising from financing activities', which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown above and includes the Acerta Pharma share purchase liability of $833m (31 December 2022: $1,646m), which is shown in current other payables.

Net debt decreased by $413m in the twelve months to 31 December 2023 to $22,510m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1.

During the twelve months ended 31 December 2023, Moody's upgraded the Company's solicited long term credit rating from A3 to A2 and its short term rating from P-2 to P-1. Standard and Poor's credit ratings were unchanged (long term: A; short term: A-1).

Note 4: Financial Instruments
As detailed in the Group's most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.

The Group has certain equity investments that are categorised as Level 3 in the fair value hierarchy that are held at $313m at 31 December 2023 (31 December 2022: $186m) and for which fair value gains of $17m have been recognised in the twelve months ended 31 December 2023 (FY 2022: $50m). In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusting as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net gains/(losses) on equity investments measured at fair value through other comprehensive income in the Condensed consolidated statement of comprehensive income for the twelve months ended 31 December 2023 are Level 1 fair value measurements, valued based on quoted prices in active markets.

Financial instruments measured at fair value include $1,550m of other investments, $4,425m held in money-market funds and $150m of derivatives as at 31 December 2023. With the exception of derivatives being Level 2 fair valued, certain equity investments of $325m categorised as Level 3, the aforementioned balances are Level 1 fair valued. Financial instruments measured at amortised cost include $215m of cash collateral pledged to counterparties. The total fair value of interest-bearing loans and borrowings at 31 December 2023, which have a carrying value of $28,622m in the Condensed consolidated statement of financial position, was $27,987m.

As announced in April 2023, the contractual relationship between AstraZeneca and Sobi relating to future sales of Beyfortus (nirsevimab) in the US has been replaced by a royalty relationship between Sanofi and Sobi. As a result, a non-current other payable representing AstraZeneca's future obligations to Sobi was eliminated from AstraZeneca's Statement of Financial Position in the quarter to 30 June 2023, and AstraZeneca recorded a gain of $712m in Core Other operating income.

Table 26: Financial instruments - contingent consideration

2023	2022

	Diabetes alliance	Other	Total	Total
	$m	$m	$m	$m
At 1 January	2,124	98	2,222	2,865
Additions through business combinations	-	60	60	-
Settlements	(823)	(3)	(826)	(772)
Disposals	-	-	-	(121)
Revaluations	520	29	549	82
Discount unwind	124	8	132	168
At 31 December	1,945	192	2,137	2,222

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The contingent consideration balance relating to BMS's share of the global diabetes alliance of $1,945m (31 December 2022: $2,124m) would increase/decrease by $195m with an increase/decrease in sales of 10%, as compared with the current estimates.

Note 5: Pensions and other post-retirement benefit obligations

During the twelve months ended 31 December 2023, AstraZeneca Pharmaceuticals LP terminated its main defined benefit pension plan. A total of $839m of pension obligations were discharged, $142m of which was settled via a cash payment to the participants and the remaining $697m was transferred to an external insurer via a buy-out. At 31 December 2023, all assets and obligations had been discharged.

Note 6: Legal proceedings and contingent liabilities

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2022 and the Interim Financial Statements for H1 2023 and Q3 2023 (the Disclosures).

As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

Unless specifically identified below, AstraZeneca considers each of the claims to represent a contingent liability or a contingent asset where the matter is brought by AstraZeneca, and discloses information with respect to the nature and facts of the cases in accordance with IAS 37.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the fourth quarter of 2023 and to 8 February 2024

Patent litigation

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

Enhertu
US patent proceedings
In October 2020, Seagen Inc. (Seagen) filed a complaint against Daiichi Sankyo Company, Limited (Daiichi Sankyo) in the US District Court for the Eastern District of Texas (District Court) alleging that Enhertu infringes a Seagen patent. AstraZeneca co-commercialises Enhertu with Daiichi Sankyo, Inc. in the US. After trial in April 2022, the jury found that the patent was infringed and awarded Seagen $41.82m in past damages. In July 2022, the District Court entered final judgment and declined to enhance damages on the basis of wilfulness. In October 2023, the District Court entered an amended final judgment that requires Daiichi Sankyo to pay Seagen a royalty of 8% on US sales of Enhertu from April 1, 2022, through November 4, 2024, in addition to the past damages previously awarded by the Court. AstraZeneca and Daiichi Sankyo have appealed the District Court's decision.

In December 2020 and January 2021, AstraZeneca and Daiichi Sankyo, Inc. filed post-grant review (PGR) petitions with the US Patent and Trademark Office (USPTO) alleging, inter alia, that the Seagen patent is invalid for lack of written description and enablement. The USPTO initially declined to institute the PGRs, but, in April 2022, the USPTO granted the rehearing requests, instituting both PGR petitions. Seagen subsequently disclaimed all patent claims at issue in one of the PGR proceedings. In July 2022, the USPTO reversed its institution decision and declined to institute the other PGR petition. AstraZeneca and Daiichi Sankyo, Inc. requested reconsideration of the decision not to institute review of the patent. In February 2023, the USPTO reinstituted the PGR proceeding. An oral hearing took place in August 2023. In January 2024, the USPTO issued a decision that Seagen's patent is unpatentable, invalidating all claims asserted against Enhertu. The USPTO's decision does not overturn the Texas District Court's decision unless and until the USPTO's decision is affirmed on appeal by the US Court of Appeals for the Federal Circuit. No such appeal has been filed.

Legal proceedings brought by AstraZeneca considered to be contingent assets

Farxiga
US patent proceedings
In May 2021, AstraZeneca proceeded to trial against ANDA filer Zydus Pharmaceuticals (USA) Inc. (Zydus) in the US District Court for the District of Delaware (District Court). In October 2021, the District Court issued a decision finding the asserted claims of AstraZeneca's patent as valid and infringed by Zydus's ANDA product. In August 2022, Zydus appealed the District Court decision. Zydus's appeal has been dismissed.

In December 2023, AstraZeneca initiated ANDA litigation against Sun Pharmaceutical Industries Ltd. and Sun Pharmaceutical Industries, Inc. in the District Court. No trial date has been set.

Lynparza
US patent proceedings

In December 2022, AstraZeneca received a Paragraph IV notice letter from an ANDA filer relating to patents listed in the FDA Orange Book with reference to Lynparza. In February 2023, in response to the Paragraph IV notice, AstraZeneca, MSD International Business GmbH, and the University of Sheffield initiated ANDA litigation against Natco Pharma Limited (Natco) in the US District Court for the District of New Jersey. In the complaint, AstraZeneca alleged that Natco's generic version of Lynparza, if approved and marketed, would infringe patents listed in the FDA Orange Book with reference to Lynparza. No trial date has been scheduled.

In December 2023, AstraZeneca received a Paragraph IV notice letter from ANDA filer relating to patents listed in the FDA Orange Book with reference to Lynparza.  In February 2024, in response to the Paragraph IV notice, AstraZeneca, MSD International Business GmbH, and the University of Sheffield initiated ANDA litigation against Sandoz Inc. (Sandoz) in the US District Court for the District of New Jersey. In the complaint, AstraZeneca alleged that Sandoz's generic version of Lynparza, if approved and marketed, would infringe patents listed in the FDA Orange Book with reference to Lynparza. No trial date has been scheduled.

Soliris
US patent proceedings

In January 2024, Alexion initiated patent infringement litigation against Samsung Bioepis Co. Ltd. in the US District Court for the District of Delaware alleging that Samsung's biosimilar eculizumab product, for which Samsung is currently seeking FDA approval, will infringe six Soliris-related patents. No trial date has been scheduled. Five of the six asserted patents are also the subject of inter partes review proceedings before the US Patent and Trademark Office.

Tagrisso
Patent proceedings outside the US

In Russia, in August 2023, AstraZeneca filed lawsuits in the Arbitration Court of the Moscow Region (Court) against the Ministry of Health of the Russian Federation and Axelpharm LLC related to Axelpharm's improper use of AstraZeneca's information to obtain authorisation to market a generic version of Tagrisso. In December 2023, the Court dismissed the lawsuit against the Ministry of Health of the Russian Federation. In January 2024, AstraZeneca filed an appeal, which is pending. The lawsuit against Axelpharm remains pending before the Court.

In Russia, in November 2023, Axelpharm LLC filed a compulsory licensing action against AstraZeneca in the Arbitration Court of the Moscow Region (Court) related to a patent that covers Tagrisso. The lawsuit remains pending before the Court.

Product liability litigation

Legal proceedings brought against AstraZeneca for which a provision has been taken

Nexium and Losec/Prilosec
US proceedings

AstraZeneca has been defending lawsuits brought in federal and state courts involving claims that plaintiffs have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. Most of the lawsuits alleged kidney injury. In August 2017, the pending federal court cases were consolidated in a multidistrict litigation (MDL) proceeding in the US District Court for the District of New Jersey for pre-trial purposes. In addition to the MDL cases, there were cases alleging kidney injury filed in Delaware and New Jersey state courts.

In addition, AstraZeneca has been defending lawsuits involving allegations of gastric cancer following treatment with PPIs, including one such claim in the US District Court for the Middle District of Louisiana (Louisiana District Court).

In October 2023, AstraZeneca resolved all pending claims in the MDL, as well as all pending claims in Delaware and New Jersey state courts, for $425M, for which a provision has been taken. The only remaining case is the one pending in the Louisiana District Court. The Court in that case has postponed trial, which was previously scheduled to begin in April 2024 No new trial date has been set.

Commercial litigation

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

340B Antitrust Litigation
US proceedings

In September 2021, AstraZeneca was served with a class-action antitrust complaint filed in the US District Court for the Western District of New York (District Court) by Mosaic Health alleging a conspiracy to restrict access to 340B discounts in the diabetes market through contract pharmacies. In September 2022, the District Court granted AstraZeneca's motion to dismiss the Complaint. In February 2024, the District Court denied Plaintiffs' request to file a new amended complaint and entered an order closing the matter.

Caelum Trade Secrets Litigation
US proceedings

AstraZeneca has been defending a matter filed by the University of Tennessee Research Foundation in the US District Court for the Eastern District of Tennessee (District Court) related to CAEL-101. In October 2023, AstraZeneca filed a motion for summary judgment on all claims and awaits a decision by the District Court. Trial is currently scheduled for September 2024.

Definiens
Germany proceedings

In Germany, in July 2020, AstraZeneca received a notice of arbitration filed with the German Institution of Arbitration from the sellers of Definiens AG (Sellers) regarding the 2014 Share Purchase Agreement (SPA) between AstraZeneca and the Sellers. The Sellers claim that they are owed approximately $140m in earn-outs under the SPA. The arbitration hearing took place in March 2023 and final post-hearing written briefs were submitted in June 2023. In December 2023, the arbitration panel made a final award of $46.43m in favour of the Sellers. AstraZeneca is considering its options.

Legal proceedings brought against AstraZeneca which have been concluded

Alexion Shareholder Litigation
US proceedings

In December 2016, putative securities class action lawsuits were filed in the US District Court for the District of Connecticut (District Court) against Alexion and certain officers and directors (collectively, defendants), on behalf of purchasers of Alexion publicly traded securities during the period 30 January 2014 through 26 May 2017. The amended complaint alleged that defendants engaged in securities fraud, including by making misrepresentations and omissions in their public disclosures concerning Alexion's Soliris sales practices, management changes, and related investigations. In August 2021, the District Court issued a decision denying in part defendants' motion to dismiss the matter. The Court granted plaintiffs' motion for class certification in April 2023. In August 2023, the parties reached a settlement in principle of this matter. In September 2023, the court granted preliminary approval of the class settlement. A provision was taken in September 2023. The court granted final approval of the class settlement in December 2023, and the matter is now concluded.

Government investigations/proceedings

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

US Congressional Inquiry
US proceedings

In January 2024, AstraZeneca received a letter from the US Senate Committee on Health, Education, Labor and Pensions (HELP Committee) seeking information related to AstraZeneca's inhaled Respiratory products. AstraZeneca intends to cooperate with the inquiry.

Legal proceedings brought against AstraZeneca which have been concluded

COVID-19 vaccine supply and manufacturing inquiries

Brazil proceedings

In February 2022, a Brazilian Public Prosecutor filed a lawsuit against several defendants including the Brazilian Federal Government, AstraZeneca, and other COVID-19 vaccine manufacturers. In April 2022, a Brazilian court issued an order dismissing the lawsuit. In October 2023, the pending appeal was dismissed. No further appeal was made. This matter is now concluded.

Other
Additional government inquiries

As is true for most, if not all, major prescription pharmaceutical companies, AstraZeneca is currently involved in multiple inquiries into drug marketing and pricing practices. In addition to the investigations described above, various law enforcement offices have, from time to time, requested information from the Group. There have been no material developments in those matters.

Taxation
As previously disclosed in the Annual Report and Form 20-F Information 2022, AstraZeneca faces a number of audits and reviews in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. The issues under discussion are often complex and can require many years to resolve. Accruals for tax contingencies require management to make key judgements and significant estimates with respect to the ultimate outcome of current and potential future tax audits, and actual results could vary from these estimates.

The total net accrual to cover the worldwide tax exposure for transfer pricing disputes of $401m (31 December 2022: $260m) reflected the progress in those tax audits and reviews during the year and for those audits where AstraZeneca and tax authorities are in dispute, AstraZeneca estimates the potential for reasonably possible additional liabilities above and beyond the amount provided to be up to $386m, including associated interest (31 December 2022: $245m).

The total net accrual to cover the worldwide tax exposure for other uncertain tax treatments of $935m (31 December 2022: $570m) reflected the an update to tax liabilities following progress of reviews by tax authorities and the administrative appeals processes, and where AstraZeneca and tax authorities are in dispute, AstraZeneca estimates the potential for reasonably possible additional liabilities above and beyond the amount provided to be up to $293m, including associated interest (31 December 2022: $209m).

Note 7

Table 27: FY 2023 - Product Sales year-on-year analysis[17]
The CER information in respect of FY 2023 included in the Consolidated Financial Information has not been audited by PricewaterhouseCoopers LLP.

World				US	Emerging Markets			Europe			Established RoW
	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	17,145	17	20	7,719	19	3,828	8	16	3,332	22	20	2,266	20	29
Tagrisso	5,799	7	9	2,276	13	1,621	3	10	1,120	10	8	782	(8)	(1)
Imfinzi	4,237	52	55	2,317	49	360	25	39	758	39	36	802	n/m	n/m
Lynparza	2,811	7	9	1,254	2	542	11	21	734	12	10	281	5	12
Calquence	2,514	22	23	1,815	10	98	n/m	n/m	493	72	69	108	58	65
Enhertu	261	n/m	n/m	-	-	169	n/m	n/m	60	n/m	n/m	32	n/m	n/m
Orpathys	44	34	42	-	-	44	34	42	-	-	-	-	-	-
Truqap	6	n/m	n/m	6	n/m	-	-	-	-	-	-	-	-	-
Zoladex	952	3	9	14	(4)	687	5	12	133	-	(1)	118	(4)	2
Faslodex	297	(11)	(6)	31	87	142	(11)	(6)	28	(49)	(50)	96	(7)	1
Others	224	(33)	(30)	6	(44)	165	(34)	(31)	6	(42)	(41)	47	(28)	(23)
BioPharmaceuticals: CVRM	10,585	15	18	2,752	11	4,586	11	18	2,503	31	29	744	9	16
Farxiga	5,963	36	39	1,451	35	2,211	33	40	1,881	45	42	420	21	30
Brilinta	1,324	(2)	(1)	744	-	285	-	10	271	(4)	(5)	24	(49)	(47)
Lokelma	412	43	46	214	26	50	n/m	n/m	58	94	91	90	32	42
roxadustat	271	38	45	-	-	271	38	45	-	-	-	-	-	-
Andexxa	182	21	23	75	(2)	-	-	-	62	50	47	45	39	50
Crestor	1,107	6	11	55	(16)	862	9	15	52	26	25	138	(7)	-
Seloken/Toprol-XL	640	(26)	(20)	1	n/m	621	(26)	(20)	11	(18)	(17)	7	(23)	(19)
Onglyza	227	(12)	(8)	49	(36)	131	8	16	32	(16)	(17)	15	(30)	(28)
Bydureon	163	(42)	(42)	133	(45)	3	12	12	27	(24)	(26)	-	-	-
Others	296	(19)	(17)	30	(10)	152	(22)	(18)	109	(15)	(15)	5	(52)	(49)
BioPharmaceuticals: R&I	6,107	6	8	2,547	(4)	1,771	23	31	1,164	10	8	625	2	8
Symbicort	2,362	(7)	(4)	726	(25)	753	24	33	549	(6)	(7)	334	(11)	(7)
Fasenra	1,553	11	12	992	9	64	50	61	355	16	14	142	-	6
Breztri	677	70	73	383	60	161	75	85	81	n/m	n/m	52	55	66
Saphnelo	280	n/m	n/m	260	n/m	2	n/m	n/m	8	n/m	n/m	10	n/m	n/m
Tezspire	86	n/m	n/m	-	-	1	n/m	n/m	48	n/m	n/m	37	n/m	n/m
Pulmicort	713	11	17	28	(58)	575	25	34	68	(1)	(2)	42	(15)	(10)
Bevespi	58	-	-	34	(19)	6	19	28	17	65	62	1	50	14
Daliresp/Daxas	54	(72)	(72)	42	(76)	3	(7)	(11)	8	(9)	(11)	1	(48)	(20)
Others	324	(23)	(20)	82	(42)	206	(10)	(5)	30	(29)	(30)	6	1	5
BioPharmaceuticals: V&I	1,012	(79)	(78)	109	(91)	212	(84)	(83)	396	(61)	(62)	295	(76)	(74)
COVID-19 mAbs	132	(94)	(93)	-	n/m	6	(99)	(99)	12	(96)	(96)	114	(72)	(68)
Vaxzevria	12	(99)	(99)	-	n/m	10	(99)	(99)	2	n/m	(99)	-	n/m	n/m
Beyfortus	106	n/m	n/m	87	n/m	-	-	-	19	n/m	n/m	-	-	-
Synagis	546	(6)	(2)	(1)	n/m	195	13	19	175	(18)	(18)	177	(7)	(1)
FluMist	216	24	17	23	10	1	9	(2)	188	25	17	4	74	80
Rare Disease	7,764	10	12	4,701	9	623	45	62	1,529	7	5	911	5	12
Soliris	3,145	(16)	(14)	1,734	(20)	424	41	63	670	(17)	(18)	317	(33)	(29)
Ultomiris	2,965	51	52	1,750	54	71	88	89	668	39	36	476	54	65
Strensiq	1,152	20	21	937	22	40	15	22	89	14	11	86	13	22
Koselugo	331	59	60	195	20	59	n/m	n/m	53	n/m	n/m	24	n/m	n/m
Kanuma	171	7	8	85	10	29	(7)	(1)	49	12	10	8	2	9
Other medicines	1,176	(28)	(24)	133	(8)	731	(7)	(1)	105	(14)	(15)	207	(64)	(61)
Nexium	945	(27)	(22)	115	(5)	578	2	9	53	16	13	199	(64)	(61)
Others	231	(32)	(30)	18	(22)	153	(31)	(28)	52	(33)	(32)	8	(58)	(55)
Total Product Sales	43,789	2	4	17,961	4	11,751	1	8	9,029	9	7	5,048	(14)	(8)

Table 28: Q4 2023 - Product Sales year-on-year analysis[18]
The Q4 2023 information in respect of the three months ended 31 December 2023 included in the Consolidated Financial Information has not been audited by PricewaterhouseCoopers LLP.

	World			US	Emerging Markets			Europe			Established RoW
	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	4,453	19	19	2,067	16	904	11	18	903	31	22	579	28	32
Tagrisso	1,419	6	6	597	12	360	1	6	299	22	14	163	(21)	(18)
Imfinzi	1,135	51	52	609	35	90	42	64	211	49	38	225	n/m	n/m
Lynparza	741	8	8	352	6	133	2	13	191	18	10	65	(1)	2
Calquence	675	15	14	478	3	29	76	n/m	140	63	52	28	41	42
Enhertu	83	n/m	n/m	-	-	48	n/m	n/m	20	n/m	n/m	15	n/m	n/m
Orpathys	11	n/m	n/m	-	-	11	n/m	n/m	-	-	-	-	-	-
Truqap	6	n/m	n/m	6	n/m	-	-	-	-	-	-	-	-	-
Zoladex	254	20	23	2	(40)	167	12	16	35	5	(2)	50	n/m	n/m
Faslodex	79	7	7	22	n/m	28	(26)	(24)	6	(44)	(49)	23	(3)	2
Others	50	(22)	(19)	1	(66)	38	(16)	(14)	1	(46)	(42)	10	(28)	(26)
BioPharmaceuticals: CVRM	2,698	18	18	780	12	1,078	15	19	679	38	28	161	5	8
Farxiga	1,606	36	35	451	39	559	27	31	525	54	43	71	-	3
Brilinta	329	(5)	(4)	194	(6)	61	(5)	8	68	1	(6)	6	(26)	(27)
Lokelma	112	38	38	58	21	13	n/m	n/m	17	85	73	24	31	37
roxadustat	63	28	28	-	-	63	28	28	-	-	-	-	-	-
Andexxa	53	35	34	18	24	-	-	-	18	45	36	17	37	43
Crestor	247	10	12	15	(3)	184	13	15	11	(5)	(10)	37	9	13
Seloken/Toprol-XL	144	(8)	(3)	-	-	139	(8)	(2)	3	(17)	(15)	2	(34)	(35)
Onglyza	47	(9)	(7)	5	(71)	31	40	48	8	(11)	(17)	3	(32)	(32)
Bydureon	39	(46)	(47)	32	(51)	-	(1)	4	7	3	(7)	-	-	-
Others	58	(30)	(31)	7	2	28	(33)	(33)	22	(31)	(32)	1	(53)	(51)
BioPharmaceuticals: R&I	1,590	10	10	647	(6)	456	34	41	317	22	14	170	10	12
Symbicort	520	(16)	(16)	137	(46)	153	15	21	142	3	(4)	88	(7)	(6)
Fasenra	420	10	9	275	7	16	22	43	93	22	14	36	4	6
Breztri	199	72	72	120	60	38	80	79	26	n/m	n/m	15	78	89
Saphnelo	89	86	86	82	80	1	-	-	3	n/m	n/m	3	n/m	n/m
Tezspire	35	n/m	n/m	-	-	1	n/m	n/m	20	n/m	n/m	14	n/m	n/m
Pulmicort	219	32	40	5	(54)	183	50	61	19	(1)	(9)	12	(3)	(1)
Bevespi	15	6	4	9	(9)	1	10	12	5	54	44	-	-	-
Daliresp/Daxas	13	(56)	(55)	10	(60)	1	49	(13)	2	(12)	(18)	-	-	-
Others	80	13	14	9	(26)	62	25	26	7	(5)	(11)	2	17	18
BioPharmaceuticals: V&I	345	(69)	(70)	59	(74)	31	(90)	(90)	195	(42)	(45)	60	(76)	(75)
COVID-19 mAbs	6	(99)	(99)	-	n/m	1	n/m	n/m	5	(95)	(95)	-	n/m	n/m
Vaxzevria	(17)	n/m	n/m	-	-	(8)	n/m	n/m	(9)	n/m	n/m	-	-	-
Beyfortus	54	n/m	n/m	52	n/m	-	-	-	2	n/m	n/m	-	-	-
Synagis	164	(16)	(16)	-	(36)	37	29	37	67	(26)	(31)	60	(21)	(19)
FluMist	138	20	11	7	(27)	1	31	17	130	24	15	-	-	-
Rare Disease	1,971	9	9	1,232	7	136	18	46	364	4	(3)	239	18	22
Soliris	715	(15)	(13)	421	(14)	86	4	36	140	(22)	(28)	68	(25)	(24)
Ultomiris	825	39	38	490	34	24	n/m	n/m	173	29	19	138	52	58
Strensiq	305	12	13	247	10	11	17	40	25	30	22	22	17	22
Koselugo	85	46	48	51	7	10	n/m	n/m	15	n/m	n/m	9	n/m	n/m
Kanuma	41	(17)	(14)	23	6	5	(68)	(58)	11	9	5	2	(1)	1
Other medicines	266	(30)	(28)	29	(9)	151	(16)	(13)	38	36	34	48	(66)	(65)
Nexium	209	(30)	(28)	26	-	120	(9)	(4)	17	91	76	46	(65)	(65)
Others	57	(28)	(27)	3	(48)	31	(37)	(36)	21	11	14	2	(69)	(68)
Total Product Sales	11,323	5	5	4,814	5	2,756	2	8	2,496	16	8	1,257	(7)	(4)

Table 29: Alliance Revenue

	FY 2023	FY 2022
	$m	$m
Enhertu	1,022	523
Tezspire	259	79
Beyfortus	57	-
Vaxzevria: royalties	-	76
Other royalty income	81	68
Other Alliance Revenue	9	9
Total	1,428	755

Table 30: Collaboration Revenue

	FY 2023	FY 2022
	$m	$m
Lynparza: regulatory milestones	245	355
COVID-19 mAbs: licence fees	180	-
Farxiga: sales milestones	29	-
tralokinumab: sales milestones	20	110
Beyfortus: regulatory milestones	71	25
Beyfortus: sales milestone	27	-
Nexium: sale of rights	-	62
Other Collaboration Revenue	22	46
Total	594	598

Table 31: Other operating income and expense

	FY 2023	FY 2022
	$m	$m
brazikumab licence termination funding	75	138
Divestment of rights to Plendil	-	61
Divestment of US rights to Pulmicort Flexhaler	241	-
Update to the contractual relationships for Beyfortus (nirsevimab)	712	-
Waltham site gain on sale and leaseback	-	125
Other	312	190
Total	1,340	514

Other shareholder information

Financial calendar
Announcement of first quarter 2024 results:                                25 April 2024
Announcement of first half and second quarter 2024 results:      25 July 2024
Announcement of nine months and third quarter 2024 results:    12 November 2024

Dividends are normally paid as follows:
First interim:      announced with the half year results and paid in September
Second interim: announced with full year results and paid in March

Provisional dates for the 2023 second interim dividend: ex-dividend 22 February 2024, record date 23 February 2024, payable on 25 March 2024.

Contacts
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Addresses for correspondence

Registered office	Registrar and transfer office	Swedish Central Securities Depository	US depositary Deutsche Bank Trust Company Americas
1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA	Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA	Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm	American Stock Transfer 6201 15th Avenue Brooklyn NY 11219
United Kingdom	United Kingdom	Sweden	United States

+44 (0) 20 3749 5000	0800 389 1580	+46 (0) 8 402 9000	+1 (888) 697 8018
	+44 (0) 121 415 7033		+1 (718) 921 8137
db@astfinancial.com

Trademarks

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include: FasT CAR owned by Gracell Biotechnology, Co., Ltd.; Plendil owned by AstraZeneca or Glenwood GmbH (depending on geography); Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu, a trademark of Daiichi Sankyo; Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ). (depending on geography); and Tezspire, a trademark of Amgen, Inc.

Information on or accessible through AstraZeneca's websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter 'the Group') provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group's control, include, among other things:

‒    the ability of the Group and Icosavax to complete the transactions contemplated by the merger agreement with Icosavax, including the parties' ability to satisfy the conditions to the consummation of the tender offer contemplated thereby and the other conditions set forth in the merger agreement with Icosavax;
‒    the ability of the Group and Gracell to complete the transactions contemplated by the merger agreement with Gracell, including the parties' ability to satisfy the conditions set forth in the merger agreement with Gracell;
‒    the Group's statements about the expected timetable for completing the acquisitions of Icosavax and Gracell;
‒    The Group's and Icosavax's beliefs and expectations and statements about the benefits sought to be achieved in the Group's pending acquisition of Icosavax;
‒    the Group's and Gracell's beliefs and expectations and statements about the benefits sought to be achieved in the Group's proposed acquisition of Gracell;
‒    the potential effects of the acquisition of Icosavax on both the Group and Icosavax and of the acquisition of Gracell on both the Group and Gracell;
‒    the possibility of any termination of the merger agreement with Icosavax or of the merger agreement with Gracell;
‒    the expected benefits and success of IVX-A12 and any combination product or GC012F and any combination product;
‒    the possibility that any milestone related to any contingent value right will not be achieved;
‒    the risk of failure or delay in delivery of pipeline or launch of new medicines
‒    the risk of failure to meet regulatory or ethical requirements for medicine development or approval
‒    the risk of failures or delays in the quality or execution of the Group's commercial strategies
‒    the risk of pricing, affordability, access and competitive pressures
‒    the risk of failure to maintain supply of compliant, quality medicines
‒    the risk of illegal trade in the Group's medicines
‒    the impact of reliance on third-party goods and services
‒    the risk of failure in information technology or cybersecurity
‒    the risk of failure of critical processes
‒    the risk of failure to collect and manage data in line with legal and regulatory requirements and strategic objectives
‒    the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce
‒    the risk of failure to meet regulatory or ethical expectations on environmental impact, including climate change
‒    the risk of the safety and efficacy of marketed medicines being questioned
‒    the risk of adverse outcome of litigation and/or governmental investigations
‒    intellectual property-related risks to the Group's products
‒    the risk of failure to achieve strategic plans or meet targets or expectations
‒    the risk of failure in financial control or the occurrence of fraud
‒    the risk of unexpected deterioration in the Group's financial position
‒    the impact that global and/or geopolitical events may have or continue to have on these risks, on the Group's ability to continue to mitigate these risks, and on the Group's operations, financial results or financial condition

Nothing in this document, or any related presentation/webcast, should be construed as a profit forecast. There can be no guarantees that the conditions to the closing of the proposed transaction with Icosavax will be satisfied on the expected timetable or at all or that IVX-A12 or any further vaccines using the VLP technology will receive the necessary regulatory approvals or prove to be commercially successful if approved. There can be no guarantees that the conditions to the closing of the proposed transaction with Gracell will be satisfied on the expected timetable or at all or that GC012F will receive the necessary regulatory approvals or prove to be commercially successful if approved.

Glossary

1L, 2L, etc                   First line, second line, etc
ADC                             Antibody drug conjugate
aHUS                           Atypical haemolytic uraemic syndrome
AKT                              Protein kinase B
AL amyloidosis          Light chain amyloidosis
ANDA                          Abbreviated New Drug Application (US)
ASO                             Antisense oligonucleotide
ATTR-CM                    Transthyretin-mediated amyloid cardiomyopathy
ATTRv / -PN / -CM     Hereditary transthyretin-mediated amyloid / polyneuropathy / cardiomyopathy
BCMA                          B-cell maturation antigen
BRCA / m                    Breast cancer gene / mutation
BTC                              Biliary tract cancer
BTK                              Bruton tyrosine kinase
C5                                Complement component 5
CAR-T                          Chimeric antigen receptor T-cell
CD19                           A gene expressed in B-cells
CER                             Constant exchange rates
CHMP                          Committee for Medicinal Products for Human Use (EU)
CI                                  Confidence interval
CKD                             Chronic kidney disease
CLL                              Chronic lymphocytic leukaemia
COPD                          Chronic obstructive pulmonary disease
COP28                      28th annual United Nations (UN) climate meeting
CRC                             Colorectal cancer
CRL                              Compete Response Letter
CRPC                          Castration-resistant prostate cancer
CSPC                          Castration-sensitive prostate cancer
CTLA-4                        Cytotoxic T-lymphocyte-associated antigen 4
CVRM                          Cardiovascular, Renal and Metabolism
DDR                             DNA damage response
DNA                             Deoxyribonucleic acid
EBITDA                       Earnings before interest, tax, depreciation and amortisation
EGFR m                      Epidermal growth factor receptor / mutation
EGPA                           Eosinophilic granulomatosis with polyangiitis
EPS                              Earnings per share
ERBB2                         v-erb-b2 avian erythroblastic leukaemia viral oncogene homologue 2
FDA                              Food and Drug Agency (US)
FDC                             Fixed dose combination
g                                   Germline, e.g. gBRCAm
GAAP                           Generally Accepted Accounting Principles
GEJ                              Gastro oesophageal junction
GI                                  Gastrointestinal
GLP1 / -RA                  Glucagon-like peptide-1 / receptor agonist
gMG                             Generalised myasthenia gravis
HCC                             Hepatocellular carcinoma
HER2 / +/- / low / m   Human epidermal growth factor receptor 2 / positive / negative / low level expression / mutant
HF/ pEF / rEF              Heart failure / with preserved ejection fraction / with reduced ejection fraction
hMPV                           Human metapneumovirus
HR / + / -                      Hormone receptor / positive / negative
HRD                             Homologous recombination deficiency
HRRm                          Homologous recombination repair gene mutation
i.m.                               Intramuscular injection
i.v.                                 Intravenous injection
IAS / B                          International Accounting
Standards / Board
ICS                               Inhaled corticosteroid
IFRS                             International Financial Reporting Standards
IgAN                             Immunoglobulin A neuropathy
IHC                               Immunohistochemistry
IL-5, IL-33, etc            Interleukin-5, Interleukin-33, etc
IP                                  Intellectual Property
IVIg                               Intravenous immune globulin
LABA                           Long-acting beta-agonist
LAMA                           Long-acting muscarinic-agonist
LRTD                           Lower respiratory tract disease
m                                  Metastatic, e.g. mBTC , mCRPC, mCSPC
mAb                             Monoclonal antibody
MDL                          multidistrict litigation
MET                             Mesenchymal epithelial transition
NF1-PN                       Neurofibromatosis type 1 with plexiform neurofibromas
NMOSD                       Neuromyelitis optica spectrum disorder
NRDL                           National reimbursement drug list
NSCLC                        Non-small cell lung cancer
OECD                          Organisation for Economic Co-operation and Development
OOI                               Other operating income
ORR                             Overall response rate
OS                                Overall survival
PARP / -1sel               Poly ADP ribose polymerase /-1 selective
pCR                              Pathologic complete response
PCSK9                        Proprotein convertase subtilisin/kexin type 9
PD                                Progressive disease
PD-1                            Programmed cell death protein 1
PD-L1                          Programmed cell death ligand 1
PDUFA                        Prescription Drug User Fee Act
PHSSR                      Partnership for Health System Sustainability and Resilience
PFS                              Progression free survival
PIK3CA                       Phosphatidylinositol-4,5-bisphosphate 3-kinase, catalytic subunit alpha
PMDI                            Pressure metered dose inhaler
PNH / -EVH                Paroxysmal nocturnal haemoglobinuria / with extravascular haemolysis
PPI                            Proton pump inhibitors
PSR                              Platinum sensitive relapse
PTEN                           Phosphatase and tensin homologue
Q3W, Q4W, etc          Every three weeks, every four weeks, etc
R&D                             Research and development
R&I                               Respiratory & Immunology
RSV                              Respiratory syncytial virus
sBLA                            Supplemental biologics license application (US)
SCLC                           Small cell lung cancer
s.c.                                Subcutaneous injection
SEA                              Severe eosinophilic asthma
SEC                             Securities Exchange Commission (US)
SG&A                           Sales, general and administration
SGLT2                         Sodium-glucose cotransporter 2
SLL                              Small lymphocytic lymphoma
SMI                            Sustainable Markets Initiative
SPA                           Share Purchase Agreement
T2D                              Type-2 diabetes
TACE                           Transarterial chemoembolization
TNBC                           Triple negative breast cancer
TNF                              Tumour necrosis factor
TOP1                           Topoisomerase I
TROP2                         Trophoblast cell surface antigen 2
USPTO                      US Patent and Trademark Office
V&I                               Vaccines & Immune Therapies
VBP                              Volume-based procurement
VLP                              Virus like particle

- End of document -

[1] Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2023 vs. 2022. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.

[2] Effective 1 January 2023, the Group has updated the presentation of Total Revenue. For further details of the presentation of Alliance Revenue and Collaboration Revenue, see the Basis of preparation and accounting policies section of the Notes to the Condensed consolidated financial statements section.

[3] Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to costs relating to the acquisition of Alexion, amortisation of intangibles, impairments, legal settlements and restructuring charges. A full reconciliation between Reported EPS and Core EPS is provided in Table 13 and Table 14 in the Financial performance section of this document.

[4] The COVID-19 medicines are Vaxzevria, Evusheld, and sipavibart (AZD3152) - the COVID-19 antibody currently in development.

[5] The calculation of Reported and Core Product Sales Gross Margin (formerly termed as Gross Margin) excludes the impact of Alliance Revenue and Collaboration Revenue.

[6] In Table 2, the plus and minus symbols denote the directional impact of the item being discussed, e.g. a '+' symbol next to an R&D expense comment indicates that the item increased the R&D expense relative to the prior year.

[7] Income from disposals of assets and businesses, where the Group does not retain a significant ongoing economic interest, continue to be recorded in Other operating income and expense in the Company's financial statements.

[8] Partnered with BridgeBio Pharma Inc (BridgeBio) - AstraZeneca has rights to commercialise acamoridis in Japan

[9] Product Sales shown in the Imfinzi line include Product Sales from Imjudo

[10] 'New-to-brand' share represents a medicine's share in the dynamic market.

[11] Other adjustments include fair value adjustments and discount unwind, relating to contingent consideration on business combinations, Other payables arising from intangibles asset acquisitions, other acquisition-related liabilities (see Note 4) and provision movements related to certain legal matters. These legal matters include a $510m charge to provisions relating to a legal settlement with BMS and Ono and a $425m charge to provisions relating to a multidistrict litigation proceeding legal settlement in FY 2023 (see Note 6).

[12] Based on best prevailing assumptions around currency profiles.

[13] Based on average daily spot rates 1 Jan 2023 to 31 Dec 2023.

[14] Based on average daily spot rates 1 Jan 2024 to 31 Jan 2024.

[15] Other currencies include AUD, BRL, CAD, KRW and RUB.

[16] Effective 1 January 2023, the Group updated the presentation of Total Revenue. See Note 1 for further details of the presentation of Alliance Revenue.

[17] The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

[18] The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 08 February 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary